ASX ANNOUNCEMENT
13 March 2014

Notice of Extraordinary General Meeting and Sample Proxy

As foreshadowed in its ASX announcement dated 18 December 2013, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) now releases the Notice for an Extraordinary General Meeting of shareholders (the "Meeting"), together with a Sample Form of Proxy for the Meeting. All documents will be mailed to shareholders during the coming week.

As detailed in the Notice, the Meeting will be held at **10.00 am** on **Thursday, 17 April 2014** at the Company's offices which are located at the following address:

60-66 Hanover Street
Fitzroy Victoria 3065
Australia

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt
Acting Chief Executive Officer

Genetic Technologies Limited
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting. The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE). Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets. Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women's health. Phenogen's lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited



NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of **Genetic Technologies Limited** (ACN 009 212 328) (**Company** and **GTG**) will be held at

10.00 am on **Thursday, 17 April 2014** at

60-66 Hanover Street
Fitzroy, Victoria 3065
Australia

BUSINESS

SPECIAL RESOLUTION: SELECTIVE SHARE CAPITAL REDUCTION

Shareholders are asked to consider and, if thought fit, to pass the following special resolution:

"That for the purposes of ASX Listing Rule 10.1, Chapter 2J of the Corporations Act and all other purposes, the shareholders approve the selective capital reduction by GTG and the disposal by GTG of shares in ImmunAid Limited ACN 096 281 542, to be effected by:

(a) the transfer to GTG by the Jacobson Entities of 75,937,500 ordinary shares in GTG (and their immediate cancellation); and

(b) in exchange for the transfer by GTG to the Jacobson Entities of 4,500,000 shares in ImmunAid Limited,

in each case pursuant to the terms of a share exchange agreement dated 17 December 2013, further details of which are contained in the Explanatory Memorandum attached to this Notice of Meeting."

Dated this 13th day of March 2014

By order of the Board

THOMAS G. HOWITT
Company Secretary

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that, in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 10.00 am on Tuesday, 15 April 2014. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

DIRECT VOTE

A member entitled to vote may vote his or her shares directly by completing Step 2 on the attached Proxy Form, completing a vote "for", "against" or "abstain" for each resolution and returning the Proxy Form as indicated below. In this case, a member is not appointing a proxy. A vote of "abstain" for a direct vote will result in the shares represented by that vote not counting towards a majority vote. If no direction is given for a particular resolution and no proxy is appointed, the vote will be passed to the Chairman of the meeting to vote as that member's undirected proxy.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

APPOINTMENT OF PROXIES

If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not "tick" the first panel.

The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

The Chairman intends to vote all undirected proxies in favour of the resolution put in the Notice of Meeting.

If a member has not directed his or her proxy how to vote, the proxy may vote as the proxy determines.

Completed proxy forms must be either delivered to the Company's offices (at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia), or sent by mail (to P.O. Box 115, Fitzroy, Victoria 3065 Australia), or sent by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, to be received by no later than 10.00 am on Tuesday, 15 April 2014.

BODIES CORPORATE

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company's Shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution.

The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of the Company in connection with the business to be conducted at the Extraordinary General Meeting of Shareholders to be held on Thursday, 17 April 2014.

Shareholders should carefully read the Independent Expert Report contained in Annexure 2 in full and this Explanatory Memorandum before making any decision as to how to vote.

Each of the Directors supports the resolution for the proposed selective capital reduction and recommends that Shareholders vote in favour of the resolution.

1. BACKGROUND

As announced on 18 December 2013, entities associated with the Company's largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the **Jacobson Entities**), have entered into several transactions which, if completed, will result in the disposal by the Jacobson Entities of 105,937,500 shares in the Company. As a result, where all conditions are satisfied (which includes GTG shareholder approval as sought under the accompanying Notice of Meeting), the beneficial interest of Dr Jacobson and his Associates in the issued capital of the Company will fall from 16.8% to approximately 5.5%.

The various transactions are summarised as follows:

- After the close of trade on 17 December 2013, the Jacobson Entities disposed of 30,000,000 shares in GTG in a special crossing (**Crossing**). This Crossing is complete, did not and does not involve any action being taken by the Company and does not require any shareholder approval.
- Also after the close of trade on 17 December 2013, the Jacobson Entities and GTG entered into a binding Share Exchange Agreement (**Exchange Agreement**) pursuant to which, subject to GTG shareholder approval, the following will occur:
  - (a) The Jacobson Entities will transfer a total of 75,937,500 shares in GTG (**Exchange Shares**) to GTG at an agreed price of $0.08 per share, in exchange for 4,500,000 shares (**ImmunAid Shares**) in ImmunAid Limited ACN 096 281 542 (**ImmunAid**) to be transferred by GTG to the Jacobson Entities at an agreed price of $1.35 per share (**Share Exchange**).
  - (b) The Jacobson Entities, as interested parties, will not be able to vote with respect to the resolution to be considered pursuant to the accompanying Notice of Meeting.
- Independent of the Share Exchange and negotiated and signed by GTG and ImmunAid also on 17 December 2013:
  - (a) ImmunAid and GTG executed an option agreement pursuant to which, upon completion of the above Share Exchange (and not before), ImmunAid will grant to GTG a total of 2,250,000 options (each an **ImmunAid Option**) to acquire ordinary shares in ImmunAid (**Option Agreement**). Each ImmunAid Option will entitle GTG to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted. Further details of the ImmunAid Options are contained in section 5 below.
  - (b) As consideration for the grant of the ImmunAid Options, GTG has agreed to pay ImmunAid an aggregate option fee of $500,000 (**Option Fee**), part of which payment will be satisfied by being applied against the outstanding debts currently owed to GTG by ImmunAid as at the date of the grant of the ImmunAid Options (**ImmunAid Debt**), with the balance of the Option Fee to be paid in cash by GTG (**Cash Component**). As of the date of this Notice of Meeting, the ImmunAid Debt is $378,137, on which basis the remaining $121,863 owed on the Option Fee would be payable by GTG as the Cash Component.
  - (c) ImmunAid agrees that the Cash Component will be used solely for the payment of expenses to independent third parties and that none of it will be used to pay fees to any related parties of ImmunAid (including directors or major shareholders of ImmunAid).
- Completion under the Share Exchange is subject to:
  - (a) The receipt by GTG of an independent expert's fairness report (for the purposes of ASX Listing Rule 10.10) in respect of the transaction from the perspective of the GTG shareholders (which has been obtained, see section 7 below);
  - (b) The receipt by GTG of all necessary regulatory approvals, where required; and
  - (c) Approval by GTG shareholders of the resolution to be considered pursuant to the accompanying Notice of Meeting.

2. KEY DATES

Despatch of EGM notice of meeting	Tuesday, 18 March 2014
EGM date	Thursday, 17 April 2014

3. SELECTIVE CAPITAL REDUCTION (OVERVIEW)

The Share Exchange will result in a transfer to GTG of 75,937,500 shares in GTG, which GTG will then cancel (subject to receiving the shareholder approval described in the accompanying Notice of Meeting) in accordance with the provisions of the Corporations Act (**Selective Capital Reduction**).

From the ASX Listing Rule perspective, under the Share Exchange the transfer by GTG of the ImmunAid Shares to the Jacobson Entities is regarded as GTG disposing of a substantial asset (the ImmunAid Shares) to a substantial shareholder (being the Jacobson Entities), which transaction also requires prior GTG shareholder approval pursuant to ASX Listing Rule 10.1.

Assuming the Share Exchange proceeds and GTG shareholder approval is received (as outlined above), the number of ordinary issued shares in GTG will fall by 12.02% from 631,951,612 to 556,014,112, upon the cancellation of the Exchange Shares.

After allowing for the Crossing, at the conclusion of Share Exchange, the Jacobson Entities will retain a total of 30,536,184 ordinary shares in GTG representing 5.48% of the Company's then total issued capital. Dr. Jacobson will continue his current role for GTG as Vice President, Global Licensing and IP and also as CEO of ImmunAid Limited.

As at the date of the Exchange Agreement, the ImmunAid Shares held by GTG had a carrying value in the GTG's balance sheet of approximately $0.83 per share;

The Independent Expert has provided a report that states that, pursuant to ASX Listing Rule 10, the transaction is fair and reasonable to the shareholders not associated with the Jacobson Entities. See section 7 below for further detail.

4. DETAILS OF THE RESOLUTION: SELECTIVE SHARE CAPITAL REDUCTION

4.1 Short explanation

The Share Exchange involves the acquisition and cancellation by GTG of the Exchange Shares in consideration of GTG transferring the ImmunAid Shares to the Jacobson Entities. The ImmunAid Shares pursuant to the Share Exchange is in effect the disposal by GTG of a substantial asset (being the ImmunAid Shares) to a substantial shareholder of the Company (being the Jacobson Entities).

As such, the proposed transaction requires the Company to obtain prior GTG shareholder approval under ASX Listing Rule 10.1 (the disposal of a substantial asset to a substantial shareholder) and approval by shareholders in accordance with Chapter 2J of the Corporations Act (the selective capital reduction).

4.2 Regulatory requirements – ASX Listing Rule 10.1

ASX Listing Rule 10.1 prevents the disposal of a "substantial asset" to a "substantial shareholder" or an Associate without prior shareholder approval.

A "substantial asset" is an asset valued at greater than 5% of the equity interests of GTG as set out in the latest accounts of GTG given to ASX. The value of the ImmunAid Shares being transferred to the Jacobson Entities represents more than 5% of the equity interests of GTG and is therefore a 'substantial asset' for the purposes of the ASX Listing Rules.

A "substantial shareholder" for the purposes of the ASX Listing Rule 10.1 means a person, together with their Associates who has a relevant interest of at least 10% of the voting securities of the Company. As at the date of this Notice of Meeting, the Jacobson Entities have a relevant interest of 16.85% in the voting shares of the Company and are therefore a "substantial shareholder" for the purposes of the ASX Listing Rule 10.1.

ASX Listing Rule 10.10.2 provides that the Notice of Meeting seeking Shareholder approval for the purpose of ASX Listing Rule 10.1 must include a report on the proposed acquisition from an independent expert (**Independent Expert's Report**) stating whether the transaction (the disposal of the ImmunAid Shares to the Jacobson Entities upon the terms of the Share Exchange) is fair and reasonable to the GTG shareholders not associated with Jacobson Entities.

GTG has retained Deloitte Corporate Finance Pty. Ltd. (**Deloitte Corporate Finance**) to prepare this report and as indicated above a copy is included as Annexure 2. This Independent Expert's Report is discussed in more detail in section 7 below.

4. DETAILS OF THE RESOLUTION: SELECTIVE SHARE CAPITAL REDUCTION continued

4.3 Regulatory requirements – Corporations Act Section 256B

- **Overview of requirements for section 256B**

Section 256B of the Corporations Act permits a Company to reduce its share capital in a way that is not otherwise authorised by law if the reduction:

(a) is fair and reasonable to the company's shareholders as a whole;

(b) does not materially prejudice the company's ability to pay its creditors; and

(c) is approved by shareholders under section 256C of the Corporations Act.

The Capital Reduction is determined to be a "selective reduction" in accordance with the provisions of Section 256B(2) of the Corporations Act as:

(i) it does not apply to each holder of ordinary shares in the same proportion to the number of ordinary shares they hold in the Company; and

(ii) the terms of the reduction are not the same for each holder of ordinary shares in the Company.

- **Fair and reasonable**

The Board having reviewed the financial position of the Company is of the opinion that the Selective Capital Reduction in the absence of a superior proposal is fair and reasonable to the Company's shareholders as a whole because (without limitation):

(a) it reduces the number of GTG shares on issue in the Company but at the cost of the Company transferring the 4,500,000 ImmunAid Shares held by the Company to nominees of the Jacobson Entities;

(b) the Company has been able to negotiate directly with ImmunAid an option to take up 2,250,000 new shares in ImmunAid (each an ImmunAid Option), entitles the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted (see section 5 below);

(c) it reduces a potential overhang in the Company's shares (by reducing the parcel of GTG shares held the Jacobson Entities by without a decrease in the cash reserves of the Company);

(d) it reduces the holding of the Jacobson Entities in GTG shares (from 16.85% to approximately 5.48%).

- **Not materially prejudice creditors**

Furthermore, the Selective Capital Reduction does not materially prejudice the Company's ability to pay its creditors as:

(i) the consideration payable by the Company in return for the Exchange Shares, namely the transfer to the Jacobson Entities of the ImmunAid Shares, does not involve a cash payment by GTG;

(ii) whilst payment of the Cash Component is not part of the Share Exchange transaction between the Company and the Jacobson Entities, even if the Cash Component is taken into account the amount of the Cash Component is not material to GTG;

(iii) for the last three months and as at that date of this Notice of Meeting the Company has held adequate cash and cash equivalents to conduct its business – the Share Exchange will not alter this position in any material way.

- **Approval by shareholders**

Section 256C requires that this selective capital reduction be approved by:

(i) a special resolution of the GTG members, where no votes are cast in favour of the resolution by any person who is to receive consideration as part of the selective capital reduction; and

(ii) a special resolution of those shareholders whose shares are to be cancelled, namely a resolution of the Jacobson Entities. The Jacobson Entities have already advised the Company that the Jacobson Entities will be approving (unanimously) the share cancellation.

4.4 Summary of the Exchange Agreement

The Jacobson Entities and GTG entered into a binding Share Exchange Agreement (**Exchange Agreement**) on 17 December 2013. Pursuant to the Exchange Agreement GTG has agreed to acquire 75,937,500 shares in GTG (**Exchange Shares**) from the Jacobson Entities at an agreed price of $0.08 per share in exchange for which GTG will transfer to the Jacobson Entities 4,500,000 shares in ImmunAid Limited (**ImmunAid**) at an agreed price of $1.35 per share (**Share Exchange**).

Dr Mervyn Jacobson personally guaranteed the obligations of the Jacobson Entities under the Exchange Agreement and indemnified GTG for any breach of these obligations by the Jacobson Entities.

The conditions precedent to Completion include GTG shareholder approval being sought pursuant to the accompanying Notice of Meeting. Subject to compliance with the Exchange Agreement, title to, and risk in, the GTG Shares will pass to GTG on the Completion Date, at which date GTG is authorised to register the transfer of the GTG Shares pursuant to the Share Transfer Form without any further direction, action or consent by the Jacobson Entities.

Completion is to occur the date being 5 Business Days after satisfaction or waiver of all of the Conditions.

5. SUMMARY OF THE IMMUNAID OPTION TERMS

The terms and conditions attaching to the ImmunAid Options include:

(a) The Options are exercisable at any time before their expiry date, being 3 years from their issue date, at which time all unexercised Options lapse;

(b) The exercise price for each Option is $1.35 per share;

(c) Shares allotted on the exercise of Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of ImmunAid and will be subject to the provisions of the Constitution of ImmunAid;

(d) The Options are transferable by GTG;

(e) If any reorganisation of the issued capital of ImmunAid occurs before the expiry of any Options, the number of Options to which each Option Holder is entitled or the exercise price of his or her Options or both must be reorganised in accordance with the ASX Listing Rules; and

(f) If the shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all shares allotted on the exercise of any Options within 10 Business Days (as defined in the ASX Listing Rules of the ASX) of allotment.

6. EFFECT ON THE CAPITAL STRUCTURE OF THE CAPITAL REDUCTION

Ordinary shares on issue as at the date of the Notice	631,951,612
Ordinary shares to be cancelled as a result of the Selective Capital Reduction	(75,937,500)
Ordinary shares on issue immediately after the Selective Capital Reduction	556,014,112

7. INDEPENDENT EXPERT'S REPORT

The Company commissioned Deloitte Corporate Finance (**Independent Expert**) to undertake an independent valuation in relation to the Exchange Agreement for the purposes of ASX Listing Rule 10.10 (**Independent Expert's Report**). A copy of the Independent Expert's Report accompanies this Notice of Meeting as Annexure 2. Shareholders are encouraged to read the attached Independent Expert's Report in full as the following comprises only high level comments on the conclusions in the Independent Expert's Report.

In summary, the Independent Expert is of the opinion that the transaction proposed under the Exchange Agreement is fair and reasonable to the Non-Associated Shareholders.

For the purposes of the Independent Expert's Report, Deloitte Corporate Finance has determined that the Proposed Transaction is 'fair' if the value of the financial benefit provided by the Company to the related party is equal to or less than the value of the consideration being provided to the Company, making this assessment based on the outcome of the Proposed Transaction.

As the Proposed Transaction will involve the exchange and subsequent cancellation of shares in GTG, it will affect the capital structure of GTG. Consequently, Deloitte Corporate Finance consider the fairness of the Proposed Transaction and its impact on a per share basis (which takes account of the impact on the number of GTG shares on issue) is most appropriately assessed by comparing the estimated value of a GTG share on a control basis prior to the Proposed Transaction (**Pre Transaction Share**) with the estimated value of a GTG share on a control basis assuming the Proposed Transaction is completed (**Post Transaction Share**). If the value of a Post Transaction Share is greater than or equal to the value of a Pre Transaction Share, the Proposed Transaction is fair.

7. INDEPENDENT EXPERT'S REPORT continued

Deloitte Corporate Finance consider that the fair market value of a Post Transaction Share is greater than their estimate of the fair market value of a Pre Transaction Share at both the low and high ends of its valuation range, and accordingly in its opinion **the Proposed Transaction is fair**.

In the Independent Expert's Report, Deloitte Corporate Finance has for the purposes of ASX Listing Rule 10 assessed the reasonableness of the Proposed Transaction by considering other advantages and disadvantages of the Proposed Transaction to the Non-Associated Shareholders, having particular regard to:

(a) the financial situation and solvency of GTG;

(b) the opportunity costs;

(c) any significant shareholdings in GTG;

(d) the likely market price and liquidity of GTG shares in the absence of the Proposed Transaction; and

(e) other implications associated with Shareholders not voting in favour of the Proposed Transaction.

In accordance with ASIC Regulatory Guide 111 an offer is reasonable if it is fair. On this basis, in the Independent Expert's Report, Deloitte Corporate Finance considers **the Proposed Transaction is reasonable**.

Deloitte Corporate Finance have also identified the likely advantages and disadvantages in connection with the Proposed Transaction, a summary of which appear below.

Advantages of the Proposed Transaction

(a) The Proposed Transaction will allow GTG to increase its focus on the commercialisation of BREVAGen:

Since 2010, GTG has focused on the development and commercialisation of the BREVAGen breast cancer risk test (BREVAGen). GTG management (GTG Management) forecast sales to increase significantly following the validation of the BREVAGen test on non-Caucasian women and the launch of a second generation BREVAGen test. The divestment of the ImmunAid Stake pursuant to the Proposed Transaction will enable GTG Management to focus its efforts and funds on the development and commercialisation of the second generation BREVAGen test.

(b) The Proposed Transaction may reduce GTG's funding requirements:

The technology of ImmunAid is at a relatively early stage in its development cycle and a clear commercialisation strategy is yet to be developed. Whilst there is significant uncertainty as to ImmunAid's future funding requirements, at a minimum, ImmunAid will need to conduct trials and studies at a potentially significant cost, with further costs likely to be incurred should ImmunAid's technology be validated.

ImmunAid currently has limited access to external financing and has historically been dependent in part on funding from GTG. If GTG maintained its holding, GTG may be required to contribute capital or face a potentially significant dilution in its shareholding to fund research to validate ImmunAid's technology.

By disposing of its interest in ImmunAid pursuant to the Proposed Transaction, GTG will not need to contribute to funding requirements associated with ImmunAid's research and development or the commercialisation of ImmunAid's technology. Accordingly, its potential funding requirements are likely to reduce.

(c) GTG may become more attractive to potential acquirers:

If the Proposed Transaction is completed, the shareholding of the Jacobson Entities in GTG will reduce from 16.85% to 5.48%. Whilst the Jacobson Entities will still be the largest shareholder in GTG subsequent to the Proposed Transaction, they will no longer hold a significant stake in GTG. Consequently, and possibly also as a result of the greater focus of the Company, GTG may become a more attractive target to potential acquirers.

Disadvantages of the Proposed Transaction

(a) Reduced exposure to the possible future growth potential of ImmunAid

If the Proposed Transaction is completed, the exposure of Non-Associated Shareholders to ImmunAid will be reduced, with GTG having no shares in ImmunAid. This impact is somewhat mitigated by the Proposed Option Agreement which provides GTG the right to purchase up to 2,250,000 ordinary shares in ImmunAid.

The Deloitte Corporate Finance assessment of ImmunAid recognises the potential future growth of ImmunAid's business based on their consideration of its potential future earnings. However, if ImmunAid is able to generate additional earnings beyond those contemplated in the Independent Expert's Report, some portion of this upside would be forgone by GTG.

(b) Reduced diversification

If the Proposed Transaction proceeds, GTG's portfolio will be weighted further towards BREVAGen. Shareholders will no longer retain such a large exposure to the risks and rewards associated with the potential commercialisation of ImmunAid's technology.

(c) Liquidity in GTG shares

If the Proposed Transaction proceeds, the number of issued shares in GTG will reduce by 75,937,500. This has the potential negative impact on the liquidity of GTG shares (for reasons listed in the IER). However, Deloitte Corporate Finance also points out that these reasons (listed in the IER) are unlikely to materially affect liquidity in GTG shares given the following:

- whilst the market capitalisation of GTG shares is likely to decrease, this is likely to be will be partially offset by the per share increase in value of GTG as a result of the Proposed Transaction
- the shareholding of the Jacobson Entities (excluding those shares disposed pursuant to the Crossing) has not been actively traded in the past two years. As such, whilst the amount of shares on issue will decrease, the free float of GTG will be effectively unchanged
- GTG is not a constituent of any stock index and as a result there is unlikely to be any impact on demand for GTG shares from index based investors.

8. DIRECTOR'S INTERESTS

No director of the Company will receive any payment or benefit of any kind as a consequence of the Selective Capital Reduction.

9. BOARD RECOMMENDATION

In the absence of a superior proposal and subject to the Jacobson Entities complying with their obligations under the Exchange Agreement, the Board unanimously recommends that shareholders approve the Resolution.

10. VOTING EXCLUSION

Pursuant to ASX Listing Rule 10.10.1 and Section 256C(2)(a) of the Corporations Act, the Company will disregard any votes cast on the Resolution by:

(a) any person who is to receive consideration as part of the Selective Capital Reduction (namely the Jacobson Entities),

(b) a party to the Selective Capital Reduction transaction (namely the Jacobson Entities), and

(c) any Associate of those persons described in (a) and (b) above.

However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

11. GENERAL

This Explanatory Memorandum has been prepared to provide additional information to enable those persons attending each of the meetings to have sufficient information to assess the merits of the proposed Selective Capital Reduction.

The Board also recommends that shareholders seek their own financial and taxation advice concerning the proposed Selective Capital Reduction.

The Company can only effect the Selective Capital Reduction 14 days after the resolution has been passed and a copy of the passed resolution has been lodged with ASIC.

The Board of Directors is not aware of any other information which is relevant to the consideration by shareholders of the proposed resolution other than that which is detailed in the Notice of Meeting.

ANNEXURE 1

GLOSSARY

The following definitions are used in the Notice of Meeting and the Explanatory Memorandum:

$ means Australian currency unless stated to the contrary.

Associate has the meaning given to that term in the Corporations Act.

ASX means ASX Limited ACN 008 624 691.

ASX Listing Rules means the Listing Rules of the ASX as amended from time to time.

Board means the board of Directors of the Company.

Business Day means a day which is not a Saturday, Sunday or public holiday in Victoria.

Company means Genetic Technologies Limited ACN 009 212 328.

Corporations Act or **Act** means the *Corporations Act 2001* (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice of Meeting.

Extraordinary General Meeting means the extraordinary general meeting of the Company to be held on 17 April 2014 pursuant to the Notice of Meeting.

ImmunAid means ImmunAid Limited ACN 096 281 542.

ImmunAid Option has the meaning given to that term in item 3 of the Background section of the Explanatory Memorandum.

Independent Expert's Report has the meaning as provided in Section 7 above, a copy of which report is attached to this Notice of Meeting as Annexure 2.

Jacobson Entities means JGT ApS as trustee of the Jacobson Global Trust and Mervyn Jacobson ApS.

Notice of Meeting or **Notice** means this notice of extraordinary general meeting.

Person means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government, or an agency or subdivision thereof, or other entity of any kind.

Resolution means the resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

ANNEXURE 2 –

INDEPENDENT EXPERT'S REPORT

Deloitte.

Genetic Technologies Limited

Independent expert's report and Financial Services Guide

March 2014

Deloitte.

Financial Services Guide

What is a Financial Services Guide?

This Financial Services Guide (**FSG**) provides important information to assist you in deciding whether to use our services. This FSG includes details of how we are remunerated and deal with complaints.

Where you have engaged us, we act on your behalf when providing financial services. Where you have not engaged us, we act on behalf of our client when providing these financial services, and are required to give you an FSG because you have received a report or other financial services from us.

What financial services are we licensed to provide?

We are authorised to provide financial product advice and to arrange for another person to deal in financial products in relation to securities, interests in managed investment schemes, government debentures, stocks or bonds and related regulated emissions units (i.e., carbon) to retail and wholesale clients.

Our general financial product advice

Where we have issued a report, our report contains only general advice. This advice does not take into account your personal objectives, financial situation or needs. You should consider whether our advice is appropriate for you, having regard to your own personal objectives, financial situation or needs.

If our advice is provided to you in connection with the acquisition of a financial product you should read the relevant offer document carefully before making any decision about whether to acquire that product.

How are we and all employees remunerated?

We will receive a fee of approximately $85,000 exclusive of GST in relation to the preparation of this report. This fee is not contingent upon the success or otherwise of the proposed transaction between Genetic Technologies Limited and the entities associated with Dr Mervyn Jacobson (the **Jacobson Entities**) (the **Proposed Transaction**).

Other than our fees, we, our directors and officers, any related bodies corporate, affiliates or associates and their directors and officers, do not receive any commissions or other benefits.

All employees receive a salary and while eligible for annual salary increases and bonuses based on overall performance they do not receive any commissions or other benefits as a result of the services provided to you. The remuneration paid to our directors reflects their individual contribution to the organisation and covers all aspects of performance.

We do not pay commissions or provide other benefits to anyone who refers prospective clients to us.

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Deloitte Corporate Finance Pty Limited
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www.deloitte.com.au

Independent Directors
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy Victoria 3065

7 March 2014

Dear Directors

Independent expert's report

Introduction

Genetic Technologies Limited (**GTG** or **the Company**) is an Australia based biotechnology company primarily focused on genetic testing and listed on the Australian Securities Exchange (**ASX**) and the NASDAQ Capital Market (**NASDAQ**).

On 18 December 2013 (the **Announcement Date**), GTG announced it had entered into a binding share exchange agreement with entities associated with Dr Mervyn Jacobson (collectively, the **Jacobson Entities**), whereby the Jacobson Entities will exchange a total of 75,937,500 shares in GTG (**GTG Shares**) for 4,500,000 shares in ImmunAid Limited (**ImmunAid**) owned by GTG, representing a 45% interest in ImmunAid (**ImmunAid Stake**) (the **Proposed Transaction**).

A separate option agreement between GTG and ImmunAid was entered into on the Announcement Date whereby ImmunAid will grant GTG 2,250,000 options (**ImmunAid Options**) to acquire ordinary shares in ImmunAid (**Proposed Option Agreement**) upon completion of the Proposed Transaction (**Completion Date**), in return for an option fee of $500,000 (**Option Fee**) which will be settled by the forgiveness of outstanding debts currently owed to GTG by ImmunAid with the remaining balance to be paid in cash. Notably:

- each option will entitle GTG to purchase one ordinary share in ImmunAid at a price of $1.35 per share at any time within three years of the Completion Date
- if the Proposed Transaction does not proceed, the Proposed Option Agreement may be terminated by GTG. However, the Proposed Transaction is not conditional on the Proposed Option Agreement proceeding.

In addition, GTG announced that on 17 December 2013, the Jacobson Entities disposed 30,000,000 shares in GTG in a special crossing (**Crossing**). The Crossing is complete and did not involve the Company.

If the Proposed Transaction is approved:

- the GTG Shares will be cancelled and the number of ordinary shares on issue in GTG will decrease by 12.0%
- the shareholding of the Jacobson Entities in GTG will decrease from 16.8% as at the date of this report to 5.5%
- the shareholding of the Jacobson Entities in ImmunAid will increase from 3.5% at the date of this report to 48.5%

- GTG will no longer be a shareholder in ImmunAid but will retain the option to be issued shares in ImmunAid which would comprise 18.4% of issued capital in ImmunAid on a diluted basis (based on ImmunAid's current issued capital) for three years from the Completion Date at a price of $1.35 per share pursuant to the Proposed Option Agreement.

Purpose of the report

Chapter 10 of the listing rules issued by the ASX (**Listing Rule 10**) requires that if a listed entity disposes of a substantial asset[1] (**Substantial Asset**) to a party with a relevant interest of at least 10% in that entity at any time in the six months prior to the transaction, the listed entity undertaking the transaction must prepare a notice of meeting containing an independent expert's report (**IER**) stating whether the proposal is fair and reasonable to non-associated shareholders whose votes are not to be disregarded.

The ImmunAid Stake comprises a Substantial Asset for the purpose of Listing Rule 10 and the beneficial interest of the Jacobson Entities in GTG was above 10% at the time of, and in the six months prior to, the Proposed Transaction being announced. An IER is therefore required to be included in a notice of meeting in order to assist the GTG shareholders (**Shareholders**) excluding the Jacobson Entities (**Non-Associated Shareholders**) in their decision to vote in favour of, or against, the Proposed Transaction. In this regard, the independent Directors of GTG (the **Independent Directors**) have requested Deloitte Corporate Finance Pty Limited (**Deloitte Corporate Finance**) prepare an IER advising whether, in our opinion, the Proposed Transaction is fair and reasonable to Non-Associated Shareholders.

This report is to be included in the notice of the meeting to approve the Proposed Transaction and the Proposed Option Agreement (the **Notice of Meeting**), which will be sent to Shareholders, and has been prepared for the exclusive purpose of assisting Non-Associated Shareholders in their consideration of the Proposed Transaction. Neither Deloitte Corporate Finance, Deloitte Touche Tohmatsu, nor any member or employee thereof, undertakes responsibility to any person, other than the Shareholders and GTG, in respect of this report, including any errors or omissions however caused.

Basis of evaluation

Guidance

In undertaking the work associated with this report, we have had regard to Listing Rule 10, Australian Securities and Investment Commission (**ASIC**) Regulatory Guide 111 (**Regulatory Guide 111**) in relation to the content of expert's report, ASIC Regulatory Guide 112 (**Regulatory Guide 112**) in respect of the independence of experts and common market practice.

Neither Listing Rule 10 nor Regulatory Guide 112 provides substantial guidance on evaluation of transactions.

Regulatory Guide 111

This regulatory guide provides guidance in relation to the content of independent expert's reports prepared for a range of transactions.

Regulatory Guide 111 notes that an expert should focus on the substance of a related party transaction, rather than the legal mechanism and, in particular where a related party transaction is one component of a broader transaction, the expert should consider what level of analysis of the related party aspect is required.

Regulatory Guide 111 notes that a proposed related party transaction is:

- fair, if the value of the financial benefit to be provided by the entity to the related party is equal to or less than the value of the consideration being provided to the entity
- reasonable, if it is fair, or, despite not being fair, after considering other significant factors, there are sufficient reasons for shareholders to vote for the proposed related party transaction.

In considering the fairness of the Proposed Transaction we have had regard to the economic substance of the Proposed Transaction. In this regard, whilst the Proposed Transaction is not conditional on the Proposed Option Agreement, GTG will be required to pay the Option Fee if the Proposed Transaction is approved, but will have the option to terminate the Proposed Option Agreement if the Proposed Transaction is not approved. Accordingly, the Proposed Option Agreement forms a component of the Proposed Transaction and therefore our assessment of fairness has regard to the practical implications of the terms of the Proposed Option Agreement.

---

[1] Defined as an asset where the book value or value of consideration is 5% or more of the last reported equity interests of the listed entity

To assess whether the Proposed Transaction is fair and reasonable to Non-Associated Shareholders, we have adopted the tests of whether the Proposed Transaction is either fair and reasonable, not fair but reasonable, or neither fair nor reasonable, as set out in Regulatory Guide 111.

Fairness

As noted above, the Proposed Transaction is fair if the value of the financial benefit provided by the entity to the related party is equal to or less than the value of the consideration being provided to the entity. Whilst the financial benefit being provided is the ImmunAid Stake, in return for the GTG Shares, in assessing the fairness of the Proposed Transaction we have focused on the outcome of the Proposed Transaction, rather than the legal mechanism to effect the Proposed Transaction. In this regard, as the Proposed Transaction involves the exchange and subsequent cancellation of shares in GTG, it will affect the capital structure of GTG. Consequently, we consider the fairness of the Proposed Transaction and its impact on a per share basis (which takes account of the impact on the shares on issue) is most appropriately assessed by comparing the estimated value of a GTG share on a control basis prior to the Proposed Transaction (**Pre Transaction Share**) with the estimated value of a GTG share on a control basis assuming the Proposed Transaction is completed (**Post Transaction Share**). As the Option Fee is payable by GTG upon completion of the Proposed Transaction, our consideration of the value of a Post Transaction Share includes the practical implications of the terms of the Proposed Option Agreement.

If the value of a Post Transaction Share is greater than or equal to the value of a Pre Transaction Share, the Proposed Transaction is fair.

Reasonableness

We have assessed the reasonableness of the Proposed Transaction by considering other advantages and disadvantages of the Proposed Transaction to the Non-Associated Shareholders, having particular regard to:

- the financial situation and solvency of GTG
- the opportunity costs
- any significant shareholdings in GTG
- the likely market price and liquidity of GTG shares in the absence of the Proposed Transaction
- other implications associated with Shareholders not voting in favour of the Proposed Transaction.

Summary and conclusion

In our opinion the Proposed Transaction is fair and reasonable. In arriving at this opinion, we have had regard to the following factors.

The Proposed Transaction is fair

We have assessed whether the Proposed Transaction is fair by comparing the fair market value of a Pre Transaction Share with the fair market value of a Post Transaction Share.

Set out in the figure below is a summary of our findings.

Table 1: Evaluation of fairness

	Unit	Low value	High value
Estimated fair market value of a Pre Transaction Share	$	0.083	0.094
Estimated fair market value of a Post Transaction Share	$	0.090	0.096

Source: Deloitte Corporate Finance analysis
Note:
1. *All amounts stated in this report are in Australian dollars ($)unless otherwise stated and may be subject to rounding.*

As set out above, the fair market value of a Post Transaction Share is greater than our estimate of the fair market value of a Pre Transaction Share at both the low and high ends of our valuation range. Accordingly it is our opinion that the Proposed Transaction is fair.

Fair market value of a Pre Transaction Share

We have estimated the fair market value of a Pre Transaction Share on a control basis by aggregating the fair market value of its underlying assets and liabilities on a sum of the parts basis. In undertaking the sum of the parts analysis we have estimated the fair market value of each of the assets separately based on the following approaches:

Table 2: Valuation methodologies – Pre Transaction Share

	Primary valuation approach
GTG (excluding ImmunAid)	Discounted cash flow
ImmunAid	Discounted cash flow
Simavita Limited (Simavita)	Recent share trading and recent transactions

Source: Deloitte Corporate Finance analysis

Set out below is a summary of our assessed value of a Pre Transaction Share on a control basis.

Table 3: Summary – fair market value of a Pre Transaction Share

	Unit	Low value	High value
Value of GTG's technology	$ million	49.0	52.1
ImmunAid Stake	$ million	2.7	6.3
Shareholding in Simavita	$ million	0.9	0.9
Related party loan	$ million	0.4	0.4
Options on issue	$ million	(0.1)	(0.1)
Enterprise value	**$ million**	**52.8**	**59.6**
Less: net debt[1]	$ million	(0.2)	(0.2)
Equity value	**$ million**	**52.6**	**59.4**
Number of ordinary shares on issue[1]	Million	632.5	632.5
Value of a Pre Transaction Share	**$**	**0.083**	**0.094**

Source: Deloitte Corporate Finance analysis

Note:

1. *Both the cash balance and the number of ordinary shares on issue have been adjusted to reflect the exercise of any in-the-money options.*

Fair market value of a Post Transaction Share

We have estimated the fair market value of a Post Transaction Share by adjusting the value of a Pre Transaction Share on a control basis for the following:

- excluding the value of the ImmunAid Stake
- adding the value of the ImmunAid Options
- subtracting the value of the Option Fee, net of related party debts owed by ImmunAid to GTG
- reducing the number of GTG shares on issue by 75,937,500 (i.e. the number of GTG Shares).

Set out below is a summary of our assessed value of a Post Transaction Share.

Table 4: Summary – fair market value of a Post Transaction Share

	Unit	Low value	High value
Value of GTG's technology	$'million	49.0	52.1
Shareholding in Simavita	$'million	0.9	0.9
ImmunAid Options	$'million	0.9	0.9
Option fee liability	$'million	(0.1)	(0.1)
Options on issue	$'million	(0.1)	(0.1)
Enterprise value	**$'million**	**50.5**	**53.7**
Less: net debt[1]	$'million	(0.2)	(0.2)
Equity value	**$'million**	**50.3**	**53.5**
Number of ordinary shares on issue prior to the Proposed Transaction[1]	million	632.5	632.5
Number of ordinary shares cancelled pursuant to the Proposed Transaction	million	(75.9)	(75.9)
Number of ordinary shares on issue after the Proposed Transaction	million	556.5	556.5
Value of a Post Transaction Share	**$**	**0.090**	**0.096**

Source: Deloitte Corporate Finance analysis

Note:
1. *Both the cash balance and the number of ordinary shares on issue have been adjusted to reflect the exercise of any in-the-money options.*

Cross check: recent transactions in GTG and ImmunAid

Given the uncertainty associated with the outlook for both GTG and ImmunAid, an investor may form substantially different views on the prospects for GTG and ImmunAid relative to those implicit in our valuations of those two entities. Therefore, we have also considered the fairness of the Proposed Transaction with reference to recent arm's length market transactions in shares in GTG and ImmunAid. The transactions under consideration are:

- the Crossing that took place on 17 December 2013 where the Jacobson Entities disposed 30,000,000 shares in GTG at $0.06 per share
- the most recent capital raising completed by ImmunAid at $1.00 per share.

GTG had no involvement in either of the above-mentioned transactions.

Our analysis is summarised below.

Table 5: Fairness cross check

	Unit	
Value of Pre Transaction Share based on the Crossing price	$	0.06
Implied market capitalisation post Proposed Transaction		
Implied market capitalisation of GTG based on the Crossing price ($0.06 x 632.5 million shares)	$'million	37.9
Less: Implied value of the ImmunAid Stake ($1.00 x 4.5 million shares)	$'million	(4.5)
Implied market capitalisation of GTG after the Proposed Transaction	**$'million**	**33.4**
Number of shares on issue after cancellation of 79.5 million GTG shares	**million**	**556.5**
Value of a Post Transaction Share based on prices implied by recent transactions	**$**	**0.06**

Source: Deloitte Corporate Finance analysis

As set out above, the recent transactions in ImmunAid shares and GTG shares are based on minority interests, these transactions imply a value of a Post Transaction Share that is equal to the most recent significant transaction in GTG shares prior to the Announcement Date (being the Crossing), which supports our conclusion that the Proposed Transaction is fair.

The Proposed Transaction is reasonable

In accordance with Regulatory Guide 111 an offer is reasonable if it is fair. On this basis, in our opinion the Proposed Transaction is reasonable. We have also identified the following advantages and disadvantages in connection with the Proposed Transaction.

Advantages of the Proposed Transaction

The likely advantages to Non-Associated Shareholders if the Proposed Transaction is approved include:

The Proposed Transaction will allow GTG to increase its focus on the commercialisation of BREVAGen

Since 2010, GTG has focused on the development and commercialisation of the BREVAGen™ breast cancer risk test (**BREVAGen**). BREVAGen was launched commercially in 2011 and GTG management (**GTG Management**) forecast sales to increase significantly following the validation of the BREVAGen test on non-Caucasian women and the launch of a second generation BREVAGen test.

The divestment of the ImmunAid Stake pursuant to the Proposed Transaction will enable GTG Management to focus its efforts and funds on the development and commercialisation of the second generation BREVAGen test.

The Proposed Transaction may reduce GTG's funding requirements

The technology of ImmunAid is at a relatively early stage in its development cycle and a clear commercialisation strategy is yet to be developed by ImmunAid management (**ImmunAid Management**). Whilst there is significant uncertainty as to ImmunAid's future funding requirements, at a minimum, ImmunAid will need to conduct trials and studies at a potentially significant cost, with further costs likely to be incurred should ImmunAid's technology be validated.

ImmunAid currently has limited access to external financing and has historically been dependent in part on funding from GTG. If the status quo is maintained, GTG may be required to contribute capital or face a potentially significant dilution in its shareholding to fund research to validate ImmunAid's technology.

By disposing of its interest in ImmunAid pursuant to the Proposed Transaction, GTG will no longer need to contribute to funding requirements associated with ImmunAid's research and development (**R&D**) or the commercialisation of ImmunAid's technology. Accordingly, its potential funding requirements are likely to reduce.

GTG may become more attractive to potential acquirers

If the Proposed Transaction is approved and completed, the shareholding of the Jacobson Entities will reduce from 16.8% to 5.5%. Whilst the Jacobson Entities will still be the largest shareholder in GTG subsequent to the Proposed Transaction, they will no longer hold a significant stake in GTG. Consequently, and possibly also as a result of the greater focus of the Company, GTG may become a more attractive target to potential acquirers.

Disadvantages of the Proposed Transaction

The likely disadvantages to Non-Associated Shareholders if the Proposed Transaction is approved include:

Reduced exposure to the possible future growth potential of ImmunAid

If the Proposed Transaction is approved and completed, the exposure of Non-Associated Shareholders to ImmunAid will be reduced, with GTG's exposure declining from 45% of the ordinary shares in ImmunAid to nil. This impact is somewhat mitigated by the Proposed Option Agreement which provides GTG the right to be issued up to 2.25 million ordinary shares in ImmunAid within three years of the Completion Date.

Our valuation of ImmunAid recognises the potential future growth of ImmunAid's business based on our consideration of its potential future earnings. However, if ImmunAid is able to generate additional earnings beyond those contemplated in our valuation, some portion of this upside would be forgone by GTG.

Reduced diversification

If the Proposed Transaction proceeds, GTG's portfolio will be weighted further towards BREVAGen. Shareholders will no longer retain such a large exposure to the risks and rewards associated with the potential commercialisation of ImmunAid's technology. The potential for future capital growth in GTG's share price will therefore be primarily dependent upon the Company's ability to maximise the value of its remaining assets and in particular, its ability to successfully expand the commercialisation of BREVAGen.

Liquidity in GTG shares

If the Proposed Transaction proceeds, the number of outstanding shares in GTG will reduce by 75.9 million. This has the potential negative impact on the liquidity of GTG shares as a result of the following:

- reduced market capitalisation as a result of fewer outstanding shares
- reduced analyst coverage due to reduced market capitalisation
- a potentially reduced company profile as a result of having fewer technologies.

However, these factors are unlikely to materially affect liquidity in GTG shares given the following:

- whilst the market capitalisation of GTG shares is likely to decrease, this is likely to be will be partially offset by the per share increase in value of GTG as a result of the Proposed Transaction
- the shareholding of the Jacobson Entities (excluding those shares disposed pursuant to the Crossing) has not been actively traded in the past 2 years. As such, whilst the amount of shares on issue will decrease, the free float of GTG will be effectively unchanged
- GTG is not a constituent of any stock index and as a result there is unlikely to be any impact on demand for GTG shares from index based investors.

Other considerations

Trading in GTG shares subsequent to the Announcement Date

The impact of the Proposed Transaction on the share price of GTG shares following the announcement of the Proposed Transaction is summarised below.

Table 6: GTG share price following the announcement of the Proposed Transaction

	Unit	
Closing price of shares one day prior to Announcement Date	$	0.055
Volume weighted average price (VWAP) of shares since Announcement Date	$	0.062
Estimated change in price of GTG Shares on Announcement Date	**%**	**12.7%**

Source: S&P Capital IQ, Deloitte Corporate Finance analysis

As set out above, following the announcement of the Proposed Transaction there was a positive movement in the price of GTG shares, with GTG shares trading at a VWAP 12.7% higher than the price before the Announcement Date. Whilst limited emphasis can be placed on such analysis due to the low level of liquidity in GTG shares, we consider that this provides some evidence that market participants viewed the Proposed Transaction as being value accretive.

Conclusion on reasonableness

As the Proposed Transaction is fair, it is also reasonable.

Opinion

In our opinion, the Proposed Transaction is fair and reasonable to Non-Associated Shareholders.

An individual Non-Associated Shareholder's decision in relation to the Proposed Transaction may be influenced by his or her particular circumstances. If in doubt the Non-Associated Shareholder should consult an independent adviser, who should have regard to their individual circumstances.

This opinion should be read in conjunction with our detailed report which sets out our scope and findings.

Yours faithfully

DELOITTE CORPORATE FINANCE PTY LIMITED

Nicole Vignaroli
Director

Tapan Parekh
Director

Glossary

Reference	Definition
$	Australian dollars
α	Specific company risk premium
ADR	American Depository Receipt
AFSL	Australian Financial Services Licence
AMEX	American Stock Exchange
APESB	Accounting Professional and Ethical Standards Board Limited
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
AUASB	Auditing and Assurance Standards Board
Acuity	Acuity Technology Management
Additional Convertible Notes	USD5 million in redeemable convertible notes that Ironridge has the option to acquire from GTG in addition to the Convertible Notes
Announcement Date	18 December 2013
β	Beta
bps	Basis points
BREVAGen	BREVAGen breast cancer risk test
CAGR	Compound annual growth rate
CAPM	Capital Asset Pricing Model
CDI	CHESS Depository Interest
CEO	Chief executive officer
CHESS	Clearing House Electronic Sub-register System
Companion Diagnostic	Potential licensing of ImmunAid technology as an approved companion diagnostic in return for a royalty based on the incremental sales of the cancer treatment attributable to the ImmunAid technology
Company	Genetic Technologies Limited
Completion Date	Completion of the Proposed Transaction
Convertible Notes	USD5 million of redeemable convertible notes issued to institutional investors by GTG on 20 December 2013
Crossing	A special crossing that took place on 17 December 2013 where the Jacobson Entities disposed of 30,000,000 shares in GTG
Damodaran	Aswath Damodaran
Deloitte Corporate Finance	Deloitte Corporate Finance Pty Limited
Diagnostic Device	Potential home test using ImmunAid technology
Duketon Goldfields	Duketon Goldfields N.L.
EBIT	Earnings before interest and tax
EMRP	Equity Market Risk Premium
EU	European Union
FOS	Financial Ombudsman Service
FSG	Financial Services Guide
FY	Financial year ending 30 June
GTG	Genetic Technologies Limited
GTG Management	Management of GTG
GTG Model	The probability adjusted projected cash flows for GTG's technology and other businesses
GTG Shares	75,937,500 shares in GTG which the Jacobson Entities will exchange for 4,500,000 shares in ImmunAid pursuant to the Proposed Transaction
GeneType	GeneType AG
IER	Independent expert's report
IP	Intellectual property
ImmunAid	ImmunAid Limited
ImmunAid Management	Management of ImmunAid
ImmunAid Model	The probability adjusted projected cash flows for ImmunAid's technology
ImmunAid Options	2,250,000 ImmunAid options to be granted to GTG
ImmunAid Stake	GTG's 45% interest in ImmunAid
Independent Directors	Independent directors of GTG

Ironridge	Ironridge BioPharma Co
Jacobson Entities	JGT ApS as trustee of the Jacobson Global Trust and Mervyn Jacobson ApS, being entities in which Dr Mervyn Jacobson holds a beneficial interest
K_d	Cost of debt capital
K_e	Cost of equity capital
Listing Rule 10	Chapter 10 of the listing rules issued by the ASX
MBI	Management buy-out
MBO	Management buy-in
Models	GTG Model and ImmunAid Model
Morningstar	Morningstar Inc
NASDAQ	NASDAQ Capital Market
NYSE	New York Stock Exchange
Non-Associated Shareholders	GTG shareholders other than the Jacobson Entities
Notes	Convertible Notes and Additional Convertible Notes
Notice of Meeting	Notice of meeting to approve the Proposed Transaction and the Proposed Option Agreement
Option Fee	$500,000, being the consideration paid by GTG to ImmunAid for the ImmunAid Options
PPO	Preferred provider organisation
Phenogen	Phenogen Sciences Inc
Post Transaction Share	An ordinary GTG share assuming the Proposed Transaction is completed
Pre Transaction Share	An ordinary GTG share prior to the Proposed Transaction
Proposed Option Agreement	An option agreement between GTG and ImmunAid entered into on the Announcement Date whereby ImmunAid will grant GTG 2,250,000 options to acquire ordinary shares in ImmunAid upon completion of the Proposed Transaction in return for an option fee of $500,000
Proposed Transaction	A binding share exchange agreement whereby the Jacobson Entities will exchange 75,937,500 GTG Shares for 4,500,000 shares in ImmunAid owned by GTG
R_f	Risk free rate of return
R_m	Expected return on the market portfolio
R&D	Research & development
Regulatory Guide 111	ASIC Regulatory Guide 111
Regulatory Guide 112	ASIC Regulatory Guide 112
SNP	Single nucleotide polymorphism
Shareholders	GTG shareholders
Simavita	Simavita Limited
Substantial Asset	An asset where the book value or value of consideration when the asset is disposed of is 5% or more of the last reported equity interests of the listed entity
US	United States
USD	US dollars
VWAP	Volume weighted average price
WACC	Weighted average cost of capital

Contents

1 Overview of the Proposed Transaction

1.1 Summary

On 18 December 2013 (the Announcement Date), GTG announced it had entered into the following agreements:

- the Proposed Transaction between GTG and the Jacobson Entities
- the Proposed Option Agreement between GTG and ImmunAid.

In addition, GTG announced that on 17 December 2013, the Jacobson Entities disposed 30,000,000 shares in GTG in the Crossing. The Crossing is complete and did not involve the Company.

If the Proposed Transaction is approved:

- the GTG Shares will be cancelled and the number of ordinary shares on issue in GTG will decrease by 12.0%
- the shareholding of the Jacobson Entities in GTG will decrease from 16.8% as at the date of this report to 5.5%
- the shareholding of the Jacobson Entities in ImmunAid will increase from 3.5% at the date of this report to 48.5%
- GTG will no longer be a shareholder in ImmunAid but will retain the option to be issued shares in ImmunAid which would comprise 18.4% of issued capital in ImmunAid on a diluted basis (based on ImmunAid's current issued capital) for three years from the Completion Date at a price of $1.35 per share pursuant to the Proposed Option Agreement.

1.2 Key conditions of the Proposed Transaction

The Proposed Transaction is subject to various conditions, including the following:

- the receipt by GTG of an IER in respect of the Proposed Transaction
- the receipt of all necessary regulatory approvals, where required
- approval by Non-Associated Shareholders.

1.3 Background to Dr Jacobson and the Jacobson Entities

Dr Jacobson is the founder of GeneTypeAG (**GeneType**), a Swiss private company that was acquired by Duketon Goldfields N.L. (**Duketon Goldfields**) in August 2000. Following the acquisition, Duketon Goldfields changed its name to Genetic Technologies Limited. GeneType held a number of patents relating to the use of non-coding DNA (i.e. components of an organism's DNA that do not encode protein sequences) which formed the primary basis of GTG's subsequent out-licensing activities that commenced in 2002.

Dr Jacobson is a former director of GTG and currently controls the Company's largest shareholding through beneficial interest in the Jacobson Entities. Dr Jacobson currently holds the position of Vice President, Global Licensing and Intellectual Property (**IP**) at GTG and is the Chief Executive Officer (**CEO**) of ImmunAid.

The Jacobson Entities comprise:

- JGT ApS as trustee of the Jacobson Global Trust
- Mervyn Jacobson ApS.

Both JGT ApS and Mervyn Jacobson ApS are entities controlled by Dr Jacobson and hold approximately 106.5 million shares in GTG.

2 Profile of GTG

2.1 Overview

GTG is a Melbourne-based biotechnology company operating in the genetic testing sector and listed on both the ASX and NASDAQ. GTG's operations have historically focused on genetic testing services and licensing its foundational non-coding patent portfolio in the United States (**US**), Europe and other jurisdictions. GTG is now primarily focused on the development and commercialisation of BREVAGen™, a breast cancer risk assessment test, in addition to its patent licensing program.

2.2 Company history

GTG's company history is summarised below.

Table 7: GTG company history

1987	• Concord Mining NL is established
1989	• GeneType is established
2000	• Duketon Goldfields (previously Concord Mining NL) acquires GeneType and GTG is formed • Phases out mining activities and becomes a biotechnology company • Re-lists on the ASX
2001	• Acquires DNAI-ID LBBS to expand its paternity service testing business
2003	• Acquires Genetic Science Services to expand into the field of animal testing
2005	• Lists on the NASDAQ
2008	• Acquires Frozen Puppies Dot Com Pty Ltd, a provider of canine reproductive services
	• A new strategic direction is established to focus efforts on creating a portfolio of tests aimed at assisting medical clinicians with cancer management
2010	• Acquires certain assets from Perlegen Sciences Inc including proprietary breast cancer risk assessment test BREVAGen and US subsidiary Phenogen Sciences Inc (**Phenogen**) is established
2011	• Secures US approval for BREVAGen • BREVAGen launched in the US
2012	• Shareholding in ImmunAid decreases from 70% to 45% following a capital raising by ImmunAid in which GTG does not participate • Receives European CE Mark approval for BREVAGen, allowing BREVAGen to be sold in the European Union (**EU**) and other countries that recognise the CE Mark designation
2013	• Shareholding in Gtech International Resources Limited (**Gtech**) decreases to 2.3% following its acquisition of Simavita Holdings Limited • Gtech changes its name to Simavita Limited and resumes trading on the TSX Venture Exchange in Canada • Proposed Transaction announced
2014	• Simavita lists on the ASX

Source: GTG ASX announcements, GTG, Deloitte Corporate Finance analysis

2.3 Legal structure

A simplified group structure of GTG is set out below.

Figure 1: GTG company structure



GTG
GeneType Corporation
100%
RareCellect Pty Ltd
100%
GeneType Pty Ltd
100%
Genetic Technologies Corporation Pty Ltd
100%
Phenogen
100%
Genetype
100%
ImmunAid
45%
Simavita
2%
Genetic Technologies (Beijing) Limited
100%

Source: GTG FY13 annual report, GTG, ASX announcements

2.4 Patent portfolio

The acquisition of GeneType AG in August 2000 provided GTG ownership rights to a portfolio of issued patents. Since then, the portfolio has been expanded through both organic growth and the acquisition of intellectual property assets from third parties. The major families of patents in the portfolio are summarised below:

Table 8: GTG patent portfolio

Patent family	Description	Granted[1]	Pending[2]
Intron Sequence Analysis	use of information in non-coding regions of DNA	✓	
Genomic Mapping	analyses of genetic material	✓	
Perlegen	identification of genetic associations to disease	✓	✓
BREVAGen	breast cancer risk assessment test	✓	✓
Laboratory Techniques	identification of band positions in an electrophoretic separation	✓	
Ancestral Haplotypes	determination of ancestral haplotypes	✓	✓
Athletic performance	enables aspects of athletic performance to be predicted	✓	✓
Nematode Project	identification of a species of parasites	✓	
RareCellect Project	isolation and collection of foetal cells and genetic material in pregnant women	✓	✓

Source: GTG FY13 Annual Report
Notes:
1. *Refers to a patent that has been issued and is enforceable*
2. *Refers to patent applications that have been filed, but are not yet issued. Pending applications cannot be enforced until issued, but once issued, may be enforced from the date at which the patent was filed.*

GTG has historically derived revenue from its licensing activities through its assertion program associated with the non-coding patents, namely Intron Sequence Analysis and Genomic Mapping patents. Although the first patent expired in 2010, assertion activities are continuing in respect of prior infringement of this patent as well as the Genomic Mapping patent which does not expire until 2015. Future revenue from licensing activities is expected to be derived from assertion activities associated with licensing the Perlegen Patents, although no revenue has been received in respect of these patents to date.

GTG's BREVAGen test is based on the BREVAGen patents. These patents have expiry dates ranging between 2012 and 2030.

2.5 Business segments

GTG conducts genetic testing services and patent licensing, which comprise its primary business segments.

Figure 2: Operating revenue by business segment



Revenue ($million)
20
18
16
14
12
10
8
6
4
2
-
FY10
FY11
FY12
FY13
Genetic testing services
Patent licensing
Other

Source: GTG audited and management accounts

A summary of each segment is provided below.

2.5.1 Genetic testing services

GTG's testing capabilities fall under the following categories:

- **Medical testing:** GTG offers a range of DNA-based genetic tests for cancer predisposition and other diseases
- **Paternity testing:** GTG offers paternity testing services and other related services (e.g. maternity tests, sibling tests) in both Australia and the rest of the world
- **Forensics:** GTG has a laboratory located in Australia that is accredited to conduct forensics work for Government organisations, defence lawyers and private investigators
- **Animal testing:** GTG offers a range of genetic testing services for dogs. Services include DNA testing, a canine health register and animal forensics.

GTG's wholly-owned subsidiary Phenogen was established in 2010 as the vehicle responsible for the sale of BREVAGen in the US market. US sales and marketing, customer support, reimbursement, management and sample accessioning to laboratories in Australia, as well as other activities associated with BREVAGen, are currently conducted through Phenogen.

As set out below, the majority of testing revenues have historically been derived from forensics, paternity and medical testing. GTG Management has advised that the established genetic testing business segments are generally mature and that future revenue growth is expected to be derived from the continued commercialisation of BREVAGen.

Figure 3: Testing revenue by type



Revenue ($million)
7
6
5
4
3
2
1
-
FY10
FY11
FY12
FY13
Forensics and paternity
Medical
Animal
Other
BREVAGen

Source: GTG audited and GTG Management accounts

2.5.1.1 BREVAGen

Approximately one in eight women is expected to develop breast cancer in their lifetime with the key factor for survival being early detection. Breast cancer has a five-year survival rate of 95% when detected early which decreases to 41% if diagnosed at the later stages.[2]

BREVAGen is the first clinically validated breast cancer risk predictive assessment tool for sporadic (non-hereditary) breast cancer. The test examines a patient's clinical risk factors combined with seven scientifically validated genetic markers to provide a five-year and lifetime risk of developing breast cancer.

Launched commercially in 2011, and after two years of focused marketing and sales activities, the BREVAGen test has been used by almost 500 women's health, primary care, surgical, oncology and genetics healthcare providers and breast centres throughout the US.

GTG received 1,547 BREVAGen test samples in the financial year ended 30 June (FY) 2013, an increase of over 272% over FY12, with revenue increasing from $42,000 to $330,000 over the period as outlined below.

Figure 4: BREVAGen revenue



BREVAGen revenue ($'000)
350
300
250
200
150
100
50
-
42
330
FY12
FY13

Source: GTG audited and GTG Management accounts

Revenue from BREVAGen is expected to increase significantly in the short to medium term as a result of both higher sales and higher rates of reimbursement per test. BREVAGen's revenue growth is expected to be driven by greater acceptance amongst practitioners in the US, broader marketing, the release of a second generation test with a broader number of predictive markers (which is expected to improve the predictive power of the test) and the extension of the test to non-Caucasian ethnicities. In particular, GTG is currently:

---

[2] GTG

- working towards the launch of a second generation BREVAGen test with an expanded single nucleotide polymorphism (**SNP**) panel, from seven to potentially over 70 SNPs, to improve the predictive power of the test
- progressing studies to expand BREVAGen to cover Hispanic and African-American patients. GTG Management has advised that this is likely to increase the number of insurers willing to reimburse the test as many insurers are concerned about providing ethno-selective coverage.

BREVAGen's reimbursement has historically been based on Current Procedural Terminology codes with each step in the collection, testing and data analysis paid separately by the insurer. However, the test is now covered under a miscellaneous code which potentially enables higher reimbursement. Consequently, GTG Management expect reimbursement per test to increase from the current average in respect of closed cases of between USD500 and USD600 per test to potentially USD1,000 per test by FY15, which we understand is comparable with other cancer diagnostic or genetic testing procedures.

2.5.2 Patent licensing

The acquisition of GeneType AG in August 2000 provided GTG with ownership rights to a large portfolio of issued patents. Since then, GTG has conducted a licensing program which entails:

- **commercial licensing:** contacting companies in the US and elsewhere, bringing the patents to their attention and indicating how they might benefit from a license of the Company's non-coding patents
- **patent assertion:** pursuing licensing agreements with companies that appear to be infringing GTG's patents.

Since commencing the licensing program, GTG has granted commercial licenses to a total of approximately 77 licensees.

GTG has appointed a legal firm in the US to assist in US based patent assertion activities. Fees are payable to the legal firm are a percentage of licensing fees received and therefore fees are paid on a success-basis only. Under its patent assertion program GTG has filed a number of patent infringement suits in the US against over 25 separate parties and other individual patent infringement suits have also been filed.

To date, GTG's patent licensing activities have generated approximately $73 million in revenue. However, as set out in Figure 2, revenue from the licensing activities has historically been highly volatile which is reflective of the time and uncertainty associated with successfully pursuing patent licenses and the fact that licensing payments made to GTG are one-off in nature.

GTG primarily seeks licences to its non-coding patents (Intron Sequence Analysis and Genomic Mapping). These patents can be used to pursue licences including up to six years post expiry for retrospective infringements.

2.5.3 RareCellect Project

RareCellect is a fully-owned pre-natal testing platform which enables pre-natal genetic testing of the foetus. It uses a proprietary sampling device which ensures safe, non-traumatic sampling of tissue from the cervix to yield foetal genetic material. GTG believes the testing platform has potential to displace the currently available, more invasive diagnostic procedures and is currently pursuing collaboration and out-licensing discussions with international parties involved in foetal sampling and testing.

GTG is currently in discussions with companies interested in pursuing potential commercial collaborations in respect of RareCellect.

2.6 Other assets

Other commercial assets of GTG include the following.

2.6.1 ImmunAid

GTG owns 4,500,000 shares in ImmunAid, which currently comprises 45 percent of that company's issued capital. Please refer to Section 3for an overview of ImmunAid.

2.6.2 Simavita shareholding

GTG owns 1,306,166 shares in Simavita, which comprises 2.2% percent of that company's issued capital. Simavita is a continence management solutions provider listed on both the TSX-Venture, and via a Clearing

House Electronic Sub-register System (**CHESS**) Depository Interest (**CDI**) program, on the ASX. As at 3 March 2014, Simavita had a market capitalisation of approximately $62 million, based on a market price of $1.06 per CDI.

2.7 Capital structure and shareholders

As at 3 March 2014, GTG had 631.9 million ordinary shares on issue.

The following table sets out the top ten registered shareholders as at 3 March 2014.

Table 9: Top 10 GTG registered shareholders

Shareholder	Total shares held ('000)	% of total issued shares
National Nominees Limited[1]	221,140	35.0%
Dr Mervyn Jacobson Group	97,000	15.3%
Moore Family Nominee Pty Ltd	16,247	2.6%
Mr Roger Letts Dawkins & Mr Wayne Cox	16,017	2.5%
Security & Equity Resources Limited	15,924	2.5%
Mervyn Jacobson ApS	9,474	1.5%
Ms Gail Jean Bratz	9,000	1.4%
Jetan Pty Ltd	8,625	1.4%
Wakko Investments Pty Ltd	7,382	1.2%
UBS Wealth Management Australia Nominees Pty. Ltd.	7,267	1.1%
Subtotal of top 10 shareholders	**408,076**	**64.6%**
Total shares outstanding	**631,951**	**100.0%**

Source: GTG
Notes:
1. *Represents American Depository Receipts (**ADRs**) traded on the NASDAQ.*

As set out above, the shareholding of the Jacobson Entities is spread between the Dr Mervyn Jacobson Group and Mervyn Jacobson ApS. The Jacobson Entities are currently the largest single shareholder in GTG with National Nominees Limited acting as nominees for the Bank of New York Mellon which is the custodian for the Company's ADR program on the NASDAQ.

GTG has 10,775,000 options on issue as summarised below.

Table 10: GTG share option summary

No. of options	Weighted average exercise price ($)	Expiry date
1,250,000	0.105	18-Jul-18
500,000	0.045	8-May-15
1,750,000	0.120	20-Feb-17
1,000,000	0.200	31-Jul-16
2,650,000	0.140	29-Aug-17
250,000	0.100	1-Dec-17
750,000	0.100	25-Jan-18
2,625,000	0.190	31-Mar-16

Source: GTG FY13 annual report, ASX announcements

On 23 December 2013 GTG issued USD5 million ($5.6 million) of redeemable convertible notes (**Convertible Note**) to institutional investor Ironridge BioPharma Co (**Ironridge**) and the option to acquire a further USD5 million in redeemable convertible notes (**Additional Convertible Note** and collectively with the Convertible Note, the **Notes**). A summary of the key terms are provided below:

Table 11: Key terms of the Notes

Term	Description
Issue date	20 December 2013
Remaining face value	USD3.25 million
Additional Convertible Note	Ironridge has the option to acquire a further USD5 million of convertible notes within six months of the convertible notes being issued
Term	7 years
Interest rate	7.5% (subject to ratchet mechanism base on share price) capitalised
Conversion option exercisable by	Ironridge & GTG
Conversion price	Convertible Note: USD3.00 per ADR Additional Convertible Note (if option exercised): USD4.00 per ADR Capitalised interest: 18% discount to VWAP
Additional ADR's issued upon early conversion	Equal to remaining principal x interest rate x remaining loan term (in years)

Source: GTG, ASX announcements

The interest rate on the Notes is adjustable (up and down) in accordance with the market price of the ADRs. The base interest rate is 7.5% but is adjusted upwards/downwards by 98.25 basis points for each amount the ADRs rise/fall from USD2.40 by USD0.20 subject to an interest rate floor of 1.6% in respect of the Convertible Note and 0.0% in respect of the Additional Convertible Note. Interest is capitalised and the capitalised interest component may also be converted to shares under the same conditions as the face value balance.

2.8 Liquidity analysis and share price performance

GTG's ASX share price performance and liquidity is summarised below.

Table 12: GTG's recent quarterly share price information

Quarter end date	High ($)	Low ($)	Last Trade ($)	Volume ('000)	% Float
31-Mar-11	0.15	0.15	0.09	62,969	16%
30-Jun-11	0.28	0.08	0.21	66,493	16%
30-Sep-11	0.33	0.16	0.16	82,629	18%
31-Dec-11	0.17	0.11	0.11	18,168	4%
31-Mar-12	0.14	0.09	0.09	27,622	6%
30-Jun-12	0.17	0.08	0.12	62,513	13%
30-Sep-12	0.14	0.09	0.11	24,258	5%
31-Dec-12	0.12	0.07	0.07	35,628	8%
31-Mar-13	0.09	0.07	0.08	4,444	1%
30-Jun-13	0.11	0.07	0.10	21,193	4%
30-Sep-13	0.10	0.08	0.08	28,351	5%
31-Dec-13	0.08	0.06	0.06	62,573	11%
26-Feb-14	0.08	0.05	0.07	31,791	5%

Source: S&P Capital IQ

Figure 5: GTG share price and trading volume on the ASX and NASDAQ



0.35
0.30
0.25
0.20
0.15
0.10
0.05
-
Share price ($)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Volume ('000)
1
2
3
4
5
6
7
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Volume (GTG: ASX)
Volume (GTG: NASDAQ)
GTG: ASX
GTG: NASDAQ

Source: S&P Capital IQ

Notes:

1. *27 April 2011: GTG gains CLIA certification of its Australian laboratory, allowing the launch of BREVAGen to proceed in the US*
2. *20 June 2011: BREVAGen launches in the US*
3. *12 July 2011: trading halt requested for proposed capital raising*
4. *22 July 2011: GTG announces the successful completion of an $11.7 million capital raising to institutional and sophisticated investors in Australia and the US*
5. *22 May 2012: GTG announces the BREVAGen sales and the credentialing process with top ten US Preferred Provider Organisation (PPOs), GTG having executed contracts with four PPOs*
6. *May 2013: GTG executes two PPO agreements and three licensing agreements*
7. *18 December 2013: announcement of Proposed Transaction.*

2.9 Financial performance

The audited profit and loss statement of GTG for FY12 and FY13 are summarised in the table below.

Table 13: GTG financial performance

$'000	Audited actual FY12	Audited actual FY13
Operating revenue	3,691	3,377
Other revenue	2,641	5,060
Total revenue	**6,333**	**8,437**
Gain on deconsolidation of subsidiary	5,113	-
COGS and allocated indirect costs	(5,296)	(6,044)
Overhead expenses	(11,953)	(11,520)
Earnings before interest and tax (EBIT)	**(5,803)**	**(9,127)**
Interest received / (paid)	506	(222)
Net profit before tax	**(5,297)**	**(9,349)**
Income tax expense	-	-
Net profit after tax	**(5,297)**	**(9,349)**

Source: GTG Management accounts, GTG FY13 annual report

We note the following in regards to GTG's financial performance:

- operating revenue decreased in FY13 due to increased competition in the Australian medical and canine testing areas of GTG's business, partially offset by increased revenue from BREVAGen sales in the US
- BREVAGen revenue currently comprises only a small portion of operating revenue ($329,511 or 4% of revenues in FY13). GTG's primary focus is currently on the further commercialisation of BREVAGen and increasing its contribution to total revenues
- other revenue includes fees generated from the granting of licensing for GTG's proprietary non-coding technologies. Other revenue has historically been volatile as a result of the one-off nature of licensing fees and the time and uncertainty associated with successfully pursuing patent licensing
- GTG charged ImmunAid fees of $52,800 in respect of management services provided by GTG in FY13
- there was a one-off gain in FY12 as a result of deconsolidation of ImmunAid which resulted in GTG's shareholding in ImmunAid being revalued at $1 per share, which was consistent with the price achieved in an arm's length private placement conducted in April 2012.

2.10 Financial position

The audited balance sheets of GTG at 30 June 2012 and 30 June 2013 are summarised in the table below.

Table 14: GTG financial position

$'000	Audited June 2012	Audited June 2013
Cash and cash equivalents	8,900	1,721
Trade and other receivables	496	329
Prepayments and other assets	536	398
Performance bond and deposits	17	209
Total current assets	**9,950**	**2,657**
Investments accounted for using the equity method	4,415	3,932
Property, plant and equipment	643	423
Intangible assets and goodwill	1,434	1,307
Total non-current assets	**6,492**	**5,662**
Total assets	**16,442**	**8,320**
Trade and other payables	906	1,376
Interest-bearing liabilities	18	-
Deferred revenue	267	321
Provisions	740	769
Total current liabilities	**1,931**	**2,465**
Provisions	109	96
Total non-current liabilities	**109**	**96**
Total liabilities	**2,039**	**2,561**
Contributed equity	83,280	83,736
Reserves	3,719	3,952
Accumulated losses	(72,752)	(82,050)
Minority interest	155	121
Total equity / Net assets	**14,403**	**5,758**

Source: management accounts, GTG FY13 annual report

We note the following in relation to GTG's financial position:

- GTG's cash assets decreased in FY13 as a result of operational losses over the period. However, cash increased as a result of the USD5 million convertible note issued in December 2013
- investments accounted for using the equity method included ImmunAid at 30 June 2013
- with the exception of FY11, GTG has incurred operating losses in every year of its existence. As at 30 June 2013, GTG had accumulated losses of $82.0 million. The unused tax losses balance for which no deferred tax asset has been recognised as at 30 June 2013 was $41.1 million
- intangible assets comprise patents, assets associated with BREVAGen and goodwill
- interest-bearing liabilities relate to a hire purchase liability.

3 Profile of ImmunAid

ImmunAid is an unlisted public Australian biotechnology company based in Melbourne that is focussed on commercialising technologies for leveraging a patient's immune system to potentially improve the efficacy of treatments for a number of diseases, including cancer, auto-immune and degenerative diseases.

3.1 Company history

An overview of the company history is provided in the figure below.

Figure 6: ImmunAid company history

2001	• Incorporated in Australia and its first patent application is filed in August
2002	• Begins its first human monitoring trials in Australia
2004	• Initial success in mice is reported in The Journal of Immunology • Files additional patents covering various aspects of its treatment strategy
2009	• Investigators at the Mayo Clinic Rochester report on a pilot trial using ImmunAid's concept for timed intervention with chemotherapy with results supporting the discovery and use of the immune cycle
2011	• Significant European cancer patent granted
2012	• Converted into an unlisted public company • Obtains $1 million in a private placement at an issue price of $1 per share
2013	• First US cancer patent granted • Announced an equity raising had commenced

Source: ImmunAid website, ImmunAid

3.2 Company structure

ImmunAid does not have any subsidiaries and all assets and liabilities are held directly by ImmunAid.

3.3 ImmunAid's technologies

ImmunAid's technologies are based on methods of leveraging a patient's immune system to potentially improve the efficacy of treatments for a number of diseases.

The central hypothesis of ImmunAid's methods is that timing the administration of treatment to a prescribed point in a particular patient's immune cycle will increase the efficacy of the treatment for that patient. ImmunAid researchers believe that by using the immune cycle to personalise treatment for diseases such as cancer, optimal timing of administration of therapeutic agents may significantly improve a cancer patient's response to treatment. The implications of the therapy could lead to an increase in efficacy, decrease in toxicity and better management of cancer, chronic infections and autoimmune disease.

After animal laboratory testing was complete, first human clinical trials commenced in Australia and the US in 2008 with the data obtained leading to the grant of patents to ImmunAid. Trials have now been expanded to Europe where a significant patent was awarded to ImmunAid in 2011. Notwithstanding the granting of patents in various jurisdictions, ImmunAid remains at a very early stage of development with substantial further research to be conducted.

3.4 Patents and commercialistion

ImmunAid's current patents include immune marker panels for assessing immune status and algorithms for calculating treatment timing with patent applications filed in Australia, Europe, Asia and the US.

ImmunAid's technology does not currently have a commercial application. ImmunAid Management aim to conduct further studies and over time commercialise the technology for cancer treatments.

There are currently no definitive commercial strategies in place for ImmunAid's technologies. However, ImmunAid Management is considering a number of options including:

- development as a companion diagnostic to existing treatments
- development for use as part of a diagnostic tool for measuring optimal treatment timeframes.

3.5 Capital structure and shareholders

The table below lists ImmunAid's 14 shareholders and their respective shareholdings as at 3 March 2014.

Table 15: ImmunAid shareholders as at 3 March 2014

Shareholder	Total shares held ('000)	% of total issued shares
GTG	4,500	45.0%
Lupetto Holdings Ltd	1,202	12.0%
Martin Leonard Ashdown	1,121	11.2%
Maria Luisa Ashdown	1,019	10.2%
Ashdown Superannuation Nominees	880	8.8%
Mervyn Jacobson	352	3.5%
James Long & Cheryl Dorgan	250	2.5%
Michael R Thompson & Joanna T Thompson	250	2.5%
Andersen-Colard Ranch Enterprises	150	1.5%
John Egan Superannuation Fund	100	1.0%
Margaret Ann Murley	69	0.7%
Franklin Dune Trust Grantor Trust	50	0.5%
Margaret Ann Murley	31	0.3%
GCAC Family Partners	25	0.3%
Total shares outstanding	**10,000**	**100.0%**

Source: ImmunAid

ImmunAid does not have any options on issue. However, GTG has entered into the Proposed Option Agreement with ImmunAid. This provides GTG the right to be issued 2,250,000 shares in ImmunAid at an exercise price of $1.35 for three years from the Completion Date if the Proposed Transaction is approved in consideration for $500,000 by GTG which will be satisfied partly by the forgiveness of outstanding debts owed to GTG by ImmunAid and partly by the payment of cash.

3.6 Recent transactions

In April 2012, ImmunAid successfully raised $1 million in a private placement from US, European and Australian sophisticated investors at an issue price of $1 per share. The placement valued ImmunAid at $10 million. GTG did not participate in this placement and, together with the sale of shares to related parties for nominal consideration in April 2013, resulted in GTG reducing its shareholding in ImmunAid from approximately 70% to 45.5%.

In August 2012, GTG sold 46, 951 shares in ImmunAid for $1 per share to arm's-length parties, further reducing its stake to 45.0% (from 45.5%).

ImmunAid is currently in discussions with potential investors regarding a further capital raising. At the date of this report, ImmunAid had received commitments from investors at an indicative price of $1.67 per share.

3.7 Financial performance

The audited profit and loss statements of ImmunAid for FY12 and FY13 are summarised in the table below.

Table 16: ImmunAid financial performance

$	Audited actual FY12	Audited actual FY13
Interest received	4,974	3,435
General and administrative expenses	(219,743)	(614,688)
Patent and legal costs	(275,729)	(359,730)
Share-based payments expense	(1,759,980)	-
Loss before income tax expense	**(2,250,478)**	**(970,983)**
Income tax expense	-	-
Loss for the year	**(2,250,478)**	**(970,983)**

Source: ImmunAid FY13 annual report, ImmunAid Management accounts

We note the following in relation to ImmunAid's financial performance:

- ImmunAid currently does not earn any revenue as it is in start-up phase, not yet having commercialised its technologies or licensed its patents. ImmunAid has historically been reliant on funding from GTG via a related party loan
- ImmunAid's loss decreased significantly in FY13 due to significant share-based payments expenses incurred in FY12.

3.8 Financial position

The audited balance sheets of ImmunAid at 30 June 2012 and 30 June 2013 are summarised in the table below.

Table 17: ImmunAid financial position

$	Audited June 2012	Audited June 2013
Cash and cash equivalents	325,153	23,914
Trade and other receivables	6,791	7,772
Prepayments and deposits	23,080	34,771
Total current assets	**355,024**	**66,457**
Total assets	**355,024**	**66,457**
Trade and other payables	38,964	548,187
GTG loan	-	173,193
Total current liabilities	**38,964**	**721,380**
Total liabilities	**38,964**	**721,380**
Net assets/(liabilities)	**316,060**	**(654,923)**

Source: ImmunAid FY13 annual report, ImmunAid Management accounts

We note the following in relation to ImmunAid's financial position:

- ImmunAid had a nominal cash balance and negative net assets as at 30 June 2013. ImmunAid currently sources the majority of its funding requirements from GTG and via a related party loan with a 2.5% interest rate and is also a trade debtor of GTG ($110,146 as at 30 June 2013). Other sources of funding have also included raising equity from external investors
- ImmunAid's unused tax losses that have not been recognised as a deferred tax asset as at 30 June 2013 were $2.9 million.

4 Approach

4.1 Approach to the assessment of fairness

Regulatory Guide 111 notes that a proposed related party transaction is fair, if the value of the financial benefit to be provided by the entity to the related party is equal to or less than the value of the consideration being provided to the entity.

Consequently, in our assessment of the fairness of the Proposed Transaction, we have considered whether the value of the financial benefit provided by GTG to the Jacobson Entities is equal to or less than the value of the consideration being provided to GTG. In this case, the financial benefit being provided by GTG to the Jacobson Entities is the ImmunAid Stake. In consideration for the ImmunAid Stake, GTG will receive the GTG Shares which will subsequently be cancelled. As the Proposed Transaction involves the exchange of shares in ImmunAid for the cancellation of shares in GTG, it will affect the capital structure of GTG.

To appropriately capture this in our fairness assessment, we have focussed on the outcome of the Proposed Transaction and have therefore assessed whether the Proposed Transaction is fair by comparing the estimated value of Pre Transaction Share with the estimated value of a Post Transaction Share. As the Option Fee is payable by GTG upon completion of the Proposed Transaction, our consideration of the value of a Post Transaction Share includes the practical implications of the terms of the Proposed Option Agreement. We have also separately valued ImmunAid in order to value the ImmunAid Stake which is a component of a Pre Transaction Share. Our fairness assessment therefore includes the valuation of:

- ImmunAid
- a Pre Transaction Share
- a Post Transaction Share.

Our valuation analysis is based on the concept of fair market value, which we have defined as the amount at which the shares in the entities valued would be expected to change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither of whom is under any compulsion to buy or sell. Special purchasers may be willing to pay higher prices to reduce or eliminate competition, to ensure a source of material supply or sales, or to achieve cost savings or other synergies arising on business combinations, which could only be enjoyed by the special purchaser. Our valuations have not been premised on the existence of a special purchaser.

4.2 Selection of valuation methodologies

4.2.1 ImmunAid

The value of ImmunAid lies in the value of the technology in relation to the immune cycle and timing of treatment that is currently under development.

We are of the opinion that the most appropriate methodology to value ImmunAid is the discounted cash flow methodology as:

- ImmunAid's technology is at an early stage of full market delivery life cycle. Historically, early stage projects are exposed to significant risk associated with the likelihood of success of the project's progression, which can only be adequately reflected by probability weighting the cash flows associated with the project
- significant expenditure will be required by ImmunAid during the R&D stage
- Acuity Technology Management (**Acuity**), an independent technical expert, has independently prepared probability weighted long term cash flow projections in relation to ImmunAid's technology.

We have deducted ImmunAid's net debt position from the discounted cash flow value of ImmuAid's technology as described above.

As a cross-check of our primary valuation methodology, we have considered the value of ImmunAid implied by recent capital raisings.

4.2.2 Pre Transaction Share

To estimate the value of a Pre Transaction Share, we have adopted the sum of the parts valuation method which considered the following:

- the value of GTG's technology and operating businesses as discussed below
- the value of GTG's investments, including:
  - the ImmunAid Stake having regard to our valuation of ImmunAid as discussed above and any applicable discounts
  - GTG's interest in Simavita having regard to recent share trading in Simavita and recent transactions in Simavita
- the value of any other assets and liabilities
- the net debt position of GTG prior to the Proposed Transaction
- the number of GTG shares outstanding prior to the Proposed Transaction.

We do not consider trading in GTG shares prior to the Announcement Date as a reliable indicator of the fair market value of a Pre Transaction Share due to:

- the lack of liquidity of the shares. For the 12 months prior to the Announcement Date, there were 111.0 million shares traded representing 17.6% of the total GTG shares outstanding. Also during the 12 months prior to the Announcement Date there were 28 days where no shares changed hands indicating that the trading in GTG shares is illiquid
- the substantial block of GTG shares controlled by the Jacobson Entities (23.8% on the day prior to the Announcement Date), which may have reduced the attractiveness of GTG shares for certain investors
- there is limited sell side coverage of GTG and there is a very limited presence of institutional investors on the share register.

As a cross-check of our valuations of a share in ImmunAid and the Pre Transaction Share , we have considered the value implied by recent capital raisings.

GTG's technology and other businesses

The majority of the value of GTG lies in the value of the BREVAGen technology for breast cancer detection that it continues to develop, its genetic testing business, and the licensing of its non-coding DNA technology.

We are of the opinion that the most appropriate methodology to value GTG's technology is the discounted cash flow methodology as:

- GTG has a number of discrete projects which are at different stages in the full market delivery life cycle
- BREVAGen is at a relatively early stage in its market delivery life cycle with further development required to broaden its application. Historically, early stage projects are exposed to significant risk associated with the likelihood of success of the project's progression, which can only be adequately reflected by probability weighting the cash flows associated with the project
- significant expenditure will be required by GTG during R&D stages
- Acuity, an independent technical expert, has independently prepared probability weighted long term cash flow projections in relation to GTG.

4.2.3 Post Transaction Share

To arrive at the value of a Post Transaction Share we have adjusted the value of a Pre Transaction share by:

- excluding the value of the ImmunAid Stake
- adding the value of the ImmunAid Options
- subtracting the value of the Option Fee, net of related party debts owed by ImmunAid to GTG
- reducing the number of GTG shares on issue by 75,937,500 (i.e. the number of GTG Shares to be cancelled pursuant to the Proposed Transaction).

Refer to Appendix Bfor a detailed discussion on the various valuation methodologies which can be adopted in valuing corporate entities and businesses.

4.3 Appointment and role of the technical expert

In preparing this report, Deloitte Corporate Finance worked in association with Acuity, a technical expert in the biotechnology industry. Acuity reviewed the technology, patents and licence agreements held by GTG and ImmunAid, and prepared separate probability weighted cash flow projections for each of the entities. The projected cash flows prepared by Acuity formed the basis for our valuation of GTG's technology and ImmunAid. The scope of Acuity's work was controlled by Deloitte Corporate Finance.

A copy of Acuity's report is provided in Appendix D.

5 Future cash flows

5.1 The Models

Deloitte Corporate Finance engaged Acuity to prepare projections of pre-tax cash flows in USD for GTG and ImmunAid based on the technologies and products each company is engaged in developing and commercialising.

The cash flow projections were prepared based on the following:

- analysis of the potential markets for the products developed by GTG and ImmunAid
- analysis of the possible routes to market for the products developed by GTG and ImmunAid
- assessment of the technical and commercial risks for the products developed by GTG and ImmunAid and the associated probability of, and the timeframe required for the products to reach their respective markets
- an assessment of the potential market size, market penetration and time to market for the products developed by GTG and ImmunAid
- details of the likely costs GTG and ImmunAid will incur in order to achieve the routes to market
- a summary of the likely revenues and expenditures of GTG and ImmunAid over the projection period.

Acuity provided us with probability adjusted projections of revenue and expenditure (in USD terms) over the duration of the patents for the products. The probability adjusted projected cash flows for GTG's technology and other businesses (the **GTG Model**) and ImmunAid's technology (the **ImmunAid Model** and collectively with the GTG Model, the **Models**) formed the basis of our discounted cash flow valuation analysis.

Acuity's work was based on information provided by GTG and ImmunAid, online database searches, publicly accessible subscription services, discussions with GTG and ImmunAid staff and management and Acuity's own experience.

The analysis we have undertaken on the Models has included:

- limited analytical procedures regarding the mathematical accuracy of the Models
- holding discussions with Acuity concerning the preparation of the projections and its views regarding the assumptions on which they are based.

Deloitte Corporate Finance has made some adjustments to the cash flow projections in the Models where it was considered appropriate. These adjustments included, but were not limited to, taxation and foreign exchange assumptions.

Our work did not constitute an audit or review of the projections in accordance with the Auditing and Assurance Standards Board (**AUASB**) (or equivalent) standards and accordingly we do not express any opinion as to the reliability of the projections or the reasonableness of the underlying assumptions. However, nothing has come to our attention as a result of our limited work that suggests that the assumptions on which the projections are based have not been prepared on a reasonable basis unless specified otherwise.

Since projections relate to the future, they may be affected by unforeseen events and they depend, in part, on the effectiveness of managements' actions in implementing the plans on which the projections are based. Accordingly, actual results are likely to be different from those projected because events and circumstances frequently do not occur as expected, and those differences may be material.

Key assumptions adopted in the Models are described below.

5.2 Key assumptions

5.2.1 GTG Model

Future cash flows

The majority of the cash flows in the GTG Model are related to the commercialisation of BREVAGen which is directed at assessing a female's risk of developing non-familial breast cancer.

The key assumptions relating to BREVAGen in the GTG Model are set out below:

Table 18: GTG Model key assumptions

	Unit	
BREVAGen Technology		
Probability of extension to 70 SNPs	%	70.0%
Probability of validation of non-Caucasians	%	80.0%
Probability of gaining reimbursement through insurance plans	%	80.0%
Probability of the grant of required patents	%	90.0%
Cumulative probability of risk factors	%	40.3%
BREVAGen operational		
Number of tests (FY14)		6,000
Growth in number of tests (FY15-FY30) (CAGR)	%	18.0%
Steady state revenue per test	USD	850
Steady state costs as a percentage of total BREVAGen revenue	%	15.0%
Patent expiry		2030
Corporate		
Steady state SG&A[1] costs as a percentage of total revenue	%	40.0%

Note:

1. *CAGR – Compound annual growth rate*
2. *Refers to selling, general and administrative expenses*

Source: GTG Model

As BREVAGen is in the sales phase, no significant one-off R&D costs have been assumed in the cash flow projections. Projected R&D is USD 1.2 million in FY14 and assumed to grow at 5% per annum over the projection period.

The growth of BREVAGen sales is assumed to plateau in 2026 and decline thereafter which reflects the likelihood of substitutes being developed over the longer term.

The cash flow projections of GTG include a probability adjustment for the likelihood of achieving the expected cash flows. The cumulative probability adjustment is based on the probability of successfully developing an extended test (covering 70 SNPs), broadening the test to include non-Caucasians, gaining reimbursement through insurance plans and being granted the required patents.

Other products such as canine and forensics are considered non-core and it is likely their contribution to the GTG business will be minor in the medium to long term as the primary focus of the business will be the BREVAGen product. Revenues from these streams are projected to wind down in FY2018.

Probability adjusted cash flows

Set out below are the projected cash flows and margin of GTG, with BREVAGen cash flows adjusted for the probabilities discussed above.

Figure 7: GTG Model –adjusted cash flows



25
20
15
10
5
0
-5
-10
USD'millions
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
EBIT
Free cash flows

Source: GTG Model

5.2.2 ImmunAid Model

Future cash flows

Whilst ImmunAid is yet to commercialise its technology, any such commercialisation is likely to be for methods of leveraging a patient's immune system to potentially improve the efficacy of treatments for a number of diseases, including cancer, autoimmune and other degenerative diseases. Acuity has considered two potential paths to commercialisation:

- the first path considers the incremental improvement in cancer (metastatic melanoma) drug sales afforded by use of the ImmunAid test, with ImmunAid licensing the test as an approved companion diagnostic in return for a royalty based on the incremental sales of the cancer treatment attributable to the ImmunAid technology (**Companion Diagnostic**)
- the second path related to the potential development of a home test that is supplied by pathology laboratories to patients diagnosed with cancer such that they can monitor their immune cycle at home with an inbuilt algorithm measuring the most appropriate treatment time (**Diagnostic Device**).

Given the nature of these potential commercialisation options, Acuity considers it likely that any product based on the ImmunAid technology would be exclusively licensed and as such the Diagnostic Device would likely be an alternative to the Companion Diagnostic rather than an incremental product offering. Therefore, these commercialisations are mutually exclusive.

The key assumptions of the Companion Diagnostic and Diagnostic Device are set out below:

Table 19: ImmunAid technology - key assumptions

	Unit	
ImmunAid technology		
Number of patent applications		3
Probability of patent being granted	%	90.0%
Probability of at least one patent being granted	%	99.9%
Probability of ImmunAid hypothesis being validated	%	44.0%
Probability of home device being validated (Diagnostic Device only)	%	75.0%
Cumulative probability of risk factors - Companion Diagnostic	%	44.0%
Cumulative probability of risk factors - Diagnostic Device	%	33.0%
Date of hypothesis validation		2016
Patent expiry		2033
Companion Diagnostic		
Estimated sales of companion drugs to Companion Diagnostic (FY2016)	USD '000	267,911
Growth in sales of companion drugs (per annum)	%	6.5%
Number of licences granted		3
Peak incremental drug sales due to ImmunAid licence	%	20.0%
Royalty on incremental drug sales	%	7.5% to 10.0%
Clinical validation costs	USD '000	3,000
Diagnostic Device		
Incidence of melanoma (FY2014)		134,000
Annual growth in incidence	%	1.2%
Revenue per patient	USD	250
Peak market penetration	%	30.0%

Source: ImmunAid Model

R&D costs under the Companion Diagnostic scenario total approximately USD 3.0 million, while R&D costs under the Diagnostic Device scenario total approximately USD 2.9 million over the projection period.

The cash flow projections for the Companion Diagnostic and Diagnostic Device include a probability adjustment for the likelihood of achieving the cash flows. The cumulative probability adjustment is based on the probability of the ImmunAid hypothesis being validated and at least one relevant patent being granted, with an additional risk factor included for the Diagnostic Device given the additional risk associated with developing a suitable home device.

Probability adjusted cash flows

Set out below are the cash flows of the Companion Diagnostic and Diagnostic Device adjusted for the risk factors discussed above.

Figure 8: Companion Diagnostic adjusted cash flows



USD'millions
14
12
10
8
6
4
2
-
-2
-4
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
EBIT
Free cash flow

Source: ImmunAid Model

Figure 9: Diagnostic Device adjusted cash flows



USD'millions
4
3
2
1
-
-1
-2
-3
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
EBIT
Free cash flow

Source: ImmunAid Model

5.2.3 Other assumptions

Other assumptions include:

- the geographical market for both ImmunAid and GTG is assumed to be global
- all R&D is assumed to be immediately expensed and other capital expenditure is not expected to be material
- no material movements in working capital
- the application of a 35% taxation rate to future earnings, based on the US corporate tax rate and zero state tax
- ImmunAid and GTG's accumulated tax losses have been included in the cash flow projections
- we have not included a terminal value for GTG's technology or ImmunAid's technology beyond the end of the forecast cash flows. This is consistent with the duration of the current patents, and based on the assumption that after this period, due to substitute products, the products and the technology will be obsolete. However, this could be viewed as a conservative assumption.

6 Valuation of ImmunAid

6.1 Valuation of ImmunAid's technology

The discounted cash flow method estimates fair market value by discounting a company's future cash flows to their net present value.

Future cash flows

The future cash flows for ImmunAid's technology are discussed in Section 5.

Discount rate

The discount rate used to equate the future cash flows to a present value reflects the risk adjusted rate of return demanded by a hypothetical investor. We have selected a nominal after tax discount rate in the range of 17.0% to 18.0% to discount the future cash flows of ImmunAid to their present value, with the exception of planned expenditures during the R&D period which we have discounted at the risk free rate.

A detailed consideration of these matters is provided in Appendix C.

Conclusion

The assessed enterprise value of ImmunAid's technology through the development of either the Companion Diagnostic or Diagnostic Device based on the discounted cash flow method is summarised below.

Table 20: Value of ImmunAid's technology

	Unit	Low value	High value
Valuation of Companion Diagnostic	USD million	6.2	14.3
Valuation of Diagnostic Device	USD million	0.4	3.9
Value of ImmunAid technology[1]	**USD million**	**6.2**	**14.3**
USD/AUD exchange rate[2]	$	0.90	0.90
Value of ImmunAid technology	**$'million**	**6.9**	**15.9**

Source: Deloitte Corporate Finance analysis
Notes:
1. *Being the higher of the value of the Companion Diagnostic and Diagnostic Device*
2. *As at 26 February 2014*

Sensitivity analysis

The estimated fair market value of ImmunAid's technology is sensitive to certain other operating assumptions included in the ImmunAid Model. The figure below indicates the change to the value due to changes to key inputs set out along the vertical axis (being negative, unchanged and positive). The sensitivity analysis for each factor has been carried out assuming no change to other inputs and thus may not be representative of the full impact on the entity of each change.

Figure 10: Companion Diagnostic – sensitivity analysis



Incremental drug sales -/+2.5%
(25%)
25%
Validation delayed by 1 year
(22%)
Royalty rate -/+1.0%
(27%)
27%
Hypothesis probability -/+5%
(17%)
17%
Growth in sales -/+1%
(10%)
10%
Discount rate +/- 0.5%
(6%)
7%
-80%
-40%
0%
40%

Source: ImmunAid Model, Deloitte Corporate Finance analysis
Note: Sensitivities conducted at mid-point of valuation range

Figure 11: Diagnostic Device – sensitivity analysis



Validation delayed by 1 year
(60%)
Revenue per patient -/+10.0%
(42%)
41%
Hypothesis probability -/+5%
(30%)
38%
Melanoma growth -/+1%
(30%)
33%
Market penetration -/+2.5%
(24%)
24%
Discount rate +/- 0.5%
(12%)
13%
-120%
-70%
-20%
30%
80%

Source: ImmunAid Model, Deloitte Corporate Finance analysis
Note: Sensitivities conducted at mid-point of valuation range

6.2 Other assets and liabilities

Tax losses

We have assumed any taxation losses held by ImmunAid can be carried forward and offset against future profits. This is factored into our cash flow projections.

Net debt position

ImmunAid's net debt position as at 31 January 2014 is shown below.

Table 21: ImmunAid net debt

	$' million
Related party loan	0.4
Cash	(0.1)
ImmunAid net debt	**0.3**

Source: Deloitte Corporate Finance analysis

6.3 Valuation of ImmunAid

The valuation of ImmunAid on an equity basis is summarised in below.

Table 22: Valuation of ImmunAid

	Unit	Low value	High value
Value of ImmunAid's technology	$'million	6.9	15.9
Less: ImmunAid net debt	$'million	0.3	0.3
Equity value	$'million	6.6	15.6
Number of ordinary shares on issue	million	10.0	10.0
Value of a share in ImmunAid	**$**	**0.66**	**1.56**

Source: Deloitte Corporate Finance analysis
Note:
1. *Being the higher of the value of the Companion Diagnostic and Diagnostic Device*

We do not consider the wide valuation range above to be unreasonable given the significant uncertainty associated with the commercialisation outlook for ImmunAid.

6.4 Cross check: analysis of recent transactions in ImmunAid

We have considered recent transactions in ImmunAid as a cross-check to our valuation, as summarised below.

Table 23: recent valuations in ImmunAid

Date announced	Date completed	Shares issued	Shares traded	% current shares on issue	Transaction value ($)	Price per share ($)
n/a	13-Apr-12	1,000,000	n/a	10.0%	1,000,000	1.00
7-Aug-12	7-Aug-12	n/a	46,951	0.5%	46,951	1.00
26-Sep-13	Pending	Pending	n/a	Pending	Pending	Pending

Source: GTG

As set out above, recent completed transactions, which all reflect minority interests in ImmunAid, have been at a price of $1 per share. In September 2013, ImmunAid announced that a further equity raising had commenced at a price of $5 per share. However, we understand that only $122,500 was secured at this price and that in order to achieve the desired level of funding, pricing is expected to be reduced to $1.67 per share.

We consider that the recent transactions in ImmunAid shares provide support for our valuation range.

7 Valuation of a Pre Transaction Share

7.1 Valuation of GTG's operations

The discounted cash flow method estimates fair market value by discounting a company's future cash flows to their net present value.

Future cash flows

The future cash flows for GTG's technologies are discussed in Section 5.

Discount rate

The discount rate used to equate the future cash flows to a present value reflects the risk adjusted rate of return demanded by a hypothetical investor. We have selected a nominal after tax discount rate in the range of 17.0% to 18.0% to discount the future cash flows of GTG to their present value.

A detailed consideration of these matters is provided in Appendix C.

Conclusion

The assessed enterprise value of GTG's operations based on the discounted cash flow method is summarised in the following table.

Table 24: Value of GTG's operations

	Unit	Low value	High value
Value of GTG technology	USD million	44.1	47.0
USD/AUD exchange rate[1]	$	0.90	0.90
Value of GTG technology	**$'million**	**49.0**	**52.1**

Source: Deloitte Corporate Finance analysis
Note:
1. As at 26 February 2014

Sensitivity analysis

The estimated fair market value of GTG's operations is sensitive to certain operating assumptions included in the GTG Model. The figure below indicates the change in value due to changes to key inputs set out along the vertical axis (being negative, unchanged and positive). The sensitivity analysis for each factor has been carried out assuming no change to other inputs and thus may not be representative of the full impact on the entity of each change.

Figure 12: Value of GTG's operations – sensitivity analysis



BREVAGen test growth rate -/+5%
-22%
30%
SG&A expenses margin +/-5%
-11%
11%
BREVAGen expense margin +/-2.5%
-5%
5%
BREVAGen revenue per test -/+5%
-5%
5%
BREVAGen no tests in 2014 -/+5%
-5%
5%
Discount rate +/- 0.5%
-3%
3%
-50%
-30%
-10%
10%
30%
50%

Source: GTG Model, Deloitte Corporate Finance analysis

Note:
1. Sensitivities conducted at mid-point of our valuation range

7.2 Valuation of the ImmunAid Stake

7.2.1 Consideration of discount for lack of control

A valuation of a company based on the discounted cash flow methodology results in an estimate of the fair market value of the company on a control basis. The difference between the market value of a controlling interest and a minority interest is referred to as the premium for control. Australian studies indicate the premiums required to obtain control of companies range between 20% and 40% of the portfolio holding values. A minority interest discount is the inverse of a premium for control (minority interest discount = 1-[1/(1+control premium)]) and generally ranges between 15% and 30%.

GTG currently holds a 45% interest in ImmunAid, giving it a significant but not controlling interest in ImmunAid. We note the following:

- GTG has a 45% interest in ImmunAid which gives it the ability to exert significant influence regarding the appointment of directors on the board of ImmunAid. Consequently GTG is able to exert significant influence over ImmunAid's operations
- notwithstanding that GTG does not hold a controlling stake in ImmunAid, GTG is the largest shareholder in ImmunAid, with the second largest registered shareholder owning 12%
- ImmunAid is currently loss making and is dependent on funding from GTG. Consequently, it is expected that any significant financial decisions for ImmunAid would require GTG's input or approval.

Based on our consideration of the foregoing, we have applied a discount for lack of control of 10%.

7.2.2 Conclusion

The value of the ImmunAid Stake is set out below.

Table 25: Valuation of the ImmunAid Stake

	Unit	Low value	High value
Value of an ImmunAid share (control basis)	$	0.66	1.56
ImmunAid shares held by GTG	million	4.5	4.5
Discount for lack of control	%	10.0%	10.0%
Value of ImmunAid Stake	**$'million**	**2.7**	**6.3**

Source: Deloitte Corporate Finance analysis

7.3 Investment in Simavita

Our estimated value of GTG's shareholding in Simavita is set out below.

Table 26: Valuation of the shareholding in Simavita

	Unit	
Assessed share price	$	0.71
Shareholding	million	1.3
Assessed value	**$**	**0.9**

Source: Deloitte Corporate Finance analysis

In arriving at this valuation we have considered the following:

- share trading range of Simavita on the TSX Venture Exchange in the month to 3 March 2014 of between CAD0.30 and CAD0.85, which translates to a range of $0.30 and $0.86, noting that trading is relatively illiquid. The VWAP over the five day period to 3 March 2014 was $0.71

- share trading on the ASX since its listing on 20 February 2014 up to 3 March 2014, in the range of $0.62 to $1.11, albeit with relatively limited volume
- the per share consideration paid in the merger between Gtech International Resources Limited and Simavita Holdings of $0.41 to form Simavita, which was completed on 3 December 2013
- a capital raising of $13.9 million at a price of $0.41 per share which closed on 2 December 2013
- a second capital raising of $406,000 at a price of $0.41 per share which closed on 23 December 2013.

7.4 Other assets and liabilities

Tax losses

We have assumed any taxation losses held by GTG can be carried forward and offset against future profits. This is factored into our cash flow projections.

Options on issue

GTG currently has a number of options on issue, as discussed in Section 2.7.

We have assessed the value of these call options to be approximately $0.1 million using the Black-Scholes option pricing method. The assumptions adopted in our valuation under the Black-Scholes approach are consistent with the terms of the options. We have also assumed volatility of 60%.

Options which are in-the-money at the current GTG share price have been assumed to be exercised.

Related party loan

GTG has extended a related party loan to ImmunAid, as discussed in Section 3.8. The balance of the related party loan as at 31 December 2013 was $0.4 million.

7.5 Net debt position

GTG's net debt position as at 31 January 2014 is shown below.

Table 27: GTG net debt position

	Unit	
Convertible Notes	$'million	4.9
Value of conversion options	$'million	2.1
Total Debt	**$'million**	**7.0**
Total cash at 31 January 2014	$'million	(6.8)
Net debt[1]	**$'million**	**0.2**

Source: GTG, Deloitte Corporate Finance analysis

Note:
1. *The cash balance has been adjusted to reflect the assumed proceeds from the exercise of in-the-money options.*

We note the following in respect of the above:

- the debt balance reflects the Notes issued by GTG. The Notes have been valued at face value plus the value of the conversion options
- we have assessed the value of conversion options using the Black-Scholes option pricing method. The assumptions adopted in our valuation under the Black-Scholes approach are consistent with the terms of the conversion option. We have also assumed volatility of 60%.

7.6 Number of shares outstanding

We have adjusted the number of shares on issue of 632.0 million to take account of the assumed exercise of in-the-money options, which results in a notional increase in the number of shares on issue to 632.5 million. The cash balance has also been adjusted to reflect the proceeds from the exercise of in-the-money options.

7.7 Valuation conclusion: Pre Transaction Share

The valuation of a Pre Transaction Share on a control basis derived from the sum of the parts method is summarised in the following table.

Table 28: Valuation of a Pre Transaction Share

	Unit	Low value	High value
Value of GTG's technology	$'million	49.0	52.1
ImmunAid Stake	$'million	2.7	6.3
Shareholding in Simavita	$'million	0.9	0.9
Related party loan	$'million	0.4	0.4
Options on issue	$'million	(0.1)	(0.1)
Enterprise value	**$'million**	**52.8**	**59.6**
Less: net debt[1]	$'million	(0.2)	(0.2)
Equity value	**$'million**	**52.6**	**59.4**
Number of ordinary shares on issue[1]	million	632.5	632.5
Value of a Pre Transaction Share	**$**	**0.083**	**0.094**

Source: Deloitte Corporate Finance analysis

Note:

1. *Both the cash balance and the number of ordinary shares on issue have been adjusted to reflect the exercise of any in-the-money options.*

7.8 Cross check analysis

As a cross-check, we have considered recent transactions in GTG prior to the Proposed Transaction as set out below.

Table 29: Recent transactions in GTG

Date announced	Category	Shares issued	Shares traded	% current shares on issue	Transaction value ($)	Price per share ($)
17-Dec-13	Crossing	n/a	30,000,000	5.0%	1,800,000	0.060
1-Aug-13	Placement	41,666,667	n/a	7.0%	3,000,000	0.072
1-Aug-13	Placement	55,555,556	n/a	9.3%	4,000,000	0.072
12-Jul-11	Placement	60,000,000	n/a	10.0%	11,700,000	0.195

Source: ASX announcements, Deloitte Corporate Finance analysis

With the exception of a transaction in July 2011, transactions in GTG shares prior to the Announcement Date have been significantly less than our assessed fair market value of a GTG share. This may be due to all transactions involving minority stakes in GTG and the sensitivity of GTG's value to relatively small changes in assumptions regarding BREVAGen. If market participants take slightly different views on these assumptions, this could have a significant impact on their view on the fair market value of GTG.

8 Valuation of a Post Transaction Share

8.1 Value of a Post Transaction Share

The value of a Post Transaction share has been estimated using the sum of the parts method. Following the completion of the Proposed Transaction, GTG will no longer hold the ImmunAid Stake and the number of shares on issue will reduce by the cancellation of the GTG Shares held by the Jacobson Entities. Furthermore, it is expected that the ImmunAid Options will be issued to GTG in consideration for the Option Fee.

We have assessed the call value of the ImmunAid Options to be approximately $1.0 million using the Black Scholes option pricing method. The assumptions adopted in our valuation under the Black-Scholes approach are consistent with the terms of the ImmunAid Options. We have also assumed a current stock price based on the midpoint of our valuation of a share in ImmunAid and volatility of 60%.

The valuation of a Post Transaction Share on a control basis derived from the sum of the parts method is summarised in the following table.

Table 30: Valuation of a Post Transaction Share

	Unit	Low value	High value
Value of GTG's technology	$'million	49.0	52.1
Shareholding in Simavita	$'million	0.9	0.9
ImmunAid Options	$'million	0.9	0.9
Option fee liability[1]	$'million	(0.1)	(0.1)
Options on issue	$'million	(0.1)	(0.1)
Enterprise value	**$'million**	**50.5**	**53.7**
Less: net debt	$'million	(0.2)	(0.2)
Equity value	**$'million**	**50.3**	**53.5**
Number of ordinary shares on issue prior to the Proposed Transaction	million	632.5	632.5
Number of ordinary shares cancelled pursuant to the Proposed Transaction	million	(75.9)	(75.9)
Number of ordinary shares on issue after the Proposed Transaction	million	556.5	556.5
Value of a Post Transaction Share	**$**	**0.090**	**0.096**

Source: Deloitte Corporate Finance analysis

Notes:

1. *Net of related party loans owed by ImmunAid to GTG*
2. *Both the cash balance and the number of ordinary shares on issue have been adjusted to reflect the exercise of any in-the-money options.*

Appendix A: Context to the Report

Individual circumstances

We have evaluated the Proposed Transaction for Non-Associated Shareholders as a whole and have not considered the effect of the Proposed Transaction on the particular circumstances of individual investors. Due to their particular circumstances, individual investors may place a different emphasis on various aspects of the Proposed Transaction from the one adopted in this report. Accordingly, individuals may reach different conclusions to ours on whether the Proposed Transaction is fair and reasonable. If in doubt investors should consult an independent adviser, who should have regard to their individual circumstances.

Limitations, qualifications, declarations and consents

The report has been prepared at the request of the Independent Directors of GTG and is to be included in the Notice of Meeting to be given to Non-Associated Shareholders for approval of the Proposed Transaction in accordance with Listing Rule 10. Accordingly, it has been prepared only for the benefit of the Independent Directors and those persons entitled to receive the Notice of Meeting in their assessment of the Proposed Transaction outlined in the report and should not be used for any other purpose. Neither Deloitte Corporate Finance, Deloitte Touche Tohmatsu, nor any member or employee thereof, undertakes responsibility to any person, other than the Non-Associated Shareholders and GTG, in respect of this report, including any errors or omissions however caused. Further, recipients of this report should be aware that it has been prepared without taking account of their individual objectives, financial situation or needs. Accordingly, each recipient should consider these factors before acting on the Proposed Transaction. This engagement has been conducted in accordance with professional standard APES 225 Valuation Services issued by the Accounting Professional and Ethical Standards Board Limited.

The report represents solely the expression by Deloitte Corporate Finance of its opinion as to whether the Proposed Transaction is fair and reasonable in relation to Listing Rule 10.

Statements and opinions contained in this report are given in good faith but, in the preparation of this report, Deloitte Corporate Finance has relied upon the completeness of the information provided by GTG and its officers, employees, agents or advisors which Deloitte Corporate Finance believes, on reasonable grounds, to be reliable, complete and not misleading. Deloitte Corporate Finance does not imply, nor should it be construed, that it has carried out any form of audit or verification on the information and records supplied to us. Drafts of our report were issued to GTG Management for confirmation of factual accuracy.

In recognition that Deloitte Corporate Finance may rely on information provided by GTG and its officers, employees, agents or advisors, GTG has agreed that it will not make any claim against Deloitte Corporate Finance to recover any loss or damage which GTG may suffer as a result of that reliance and that it will indemnify Deloitte Corporate Finance against any liability that arises out of either Deloitte Corporate Finance's reliance on the information provided by GTG and its officers, employees, agents or advisors or the failure by GTG and its officers, employees, agents or advisors to provide Deloitte Corporate Finance with any material information relating to the Proposed Transaction.

Deloitte Corporate Finance has also relied on the probability weighted cash flows for GTG and ImmunAid prepared by Acuity. Deloitte Corporate Finance has received consent from Acuity for reliance in the preparation of this report.

To the extent that this report refers to prospective financial information we have considered the prospective financial information and the basis of the underlying assumptions. The procedures involved in Deloitte Corporate Finance's consideration of this information consisted of enquiries of GTG personnel and analytical procedures applied to the financial data. These procedures and enquiries did not include verification work nor constitute an audit or a review engagement in accordance with standards issued by the AUASB or equivalent body and therefore the information used in undertaking our work may not be entirely reliable.

Based on these procedures and enquiries, Deloitte Corporate Finance considers that there are reasonable grounds to believe that the prospective financial information for GTG included in this report has been prepared on a reasonable basis in accordance with ASIC Regulatory Guide 111. In relation to the prospective financial information, actual results may be different from the prospective financial information of GTG referred to in this report since anticipated events frequently do not occur as expected and the variation may be material. The

achievement of the prospective financial information is dependent on the outcome of the assumptions. Accordingly, we express no opinion as to whether the prospective financial information will be achieved.

Deloitte Corporate Finance holds the appropriate Australian Financial Services licence to issue this report and is owned by the Australian Partnership Deloitte Touche Tohmatsu. The employees of Deloitte Corporate Finance principally involved in the preparation of this report were Nicole Vignaroli, M.App.Fin.Inv, B.Bus, B.A, F.Fin, Tapan Parekh, BBus, MCom, CA, F Fin, Thimendra Karawdeniya, Grad.Dip.AppFinInv, BCom, BSc (Hons) and Andrew Ford, B.Ec, LLB, LLM. Nicole and Tapan are Directors, Tim is an Associate Director and Andrew is a Manager of Deloitte Corporate Finance. Each have many years of experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of expert reports.

Consent to being named in disclosure document

Deloitte Corporate Finance Pty Limited (ACN 003 833 127) of 550 Bourke Street, Melbourne, VIC, 3000 acknowledges that:

- GTG proposes to issue a Notice of Meeting in respect of the Proposed Transaction (the Notice of Meeting)
- the Notice of Meeting will be issued in hard copy and be available in electronic format
- it has previously received a copy of the draft Notice of Meeting for review
- it is named in the Notice of Meeting as the 'independent expert' and the Notice of Meeting includes its independent expert's report at Annexure 2 of the Notice of Meeting.

On the basis that the Notice of Meeting is consistent in all material respects with the draft Notice of Meeting received, Deloitte Corporate Finance Pty Limited consents to it being named in the Notice of Meeting in the form and context in which it is so named, to the inclusion of its independent expert's report at Annexure 2 of the Notice of Meeting and to all references to its independent expert's report in the form and context in which they are included, whether the Notice of Meeting is issued in hard copy or electronic format or both.

Deloitte Corporate Finance Pty Limited has not authorised or caused the issue of the Notice of Meeting and takes no responsibility for any part of the Notice of Meeting, other than any references to its name and the independent expert's report as included at Annexure 2 of the Notice of Meeting.

Sources of information

In preparing this report we have had access to the following principal sources of information:

- draft Notice of Meeting
- Share Exchange Agreement in respect of the Proposed Transaction
- Options Issue Deed in respect of the Proposed Option Agreement
- Securities Purchase Agreement in respect of the Notes
- audited and management financial statements for GTG and ImmunAid
- annual reports of GTG and ImmunAid
- internal management documents and presentations prepared by GTG and ImmunAid
- probability weighted projected cash flows for GTG and ImmunAid prepared by Acuity
- company websites of GTG and ImmunAid
- annual reports for comparable companies
- company websites for GTG, ImmunAid and comparable companies
- publicly available information on comparable companies and market transactions published by ASIC, Thompson research, S&P Capital IQ, and Mergermarket
- IBIS company and industry reports
- other publicly available information, media releases and brokers reports on GTG, ImmunAid, comparable companies and the biotechnology, immunotherapy and diagnostic industries.

In addition, we have had discussions and correspondence with certain directors and executives of GTG and ImmunAid, including:

- Martin Ashdown, Chief Research Scientist, ImmunAid
- Luisa Ashdown, Director, Global Licensing and Intellectual Property, GTG
- Bronwyn Christie, Financial Controller, GTG
- Tom Howitt, Chief Executive Officer (Acting), GTG
- Malcolm Brandon, Chairman of the Board of Directors, GTG;

in relation to the above information and to current operations and prospects for GTG and ImmunAid.

Appendix B: Valuation methodologies

To estimate the fair market value of a Pre Transaction Share and a Post Transaction Share we have considered common market practice and the valuation methodologies recommended by ASIC Regulatory Guide 111, which provides guidance in respect of the content of independent expert's reports. These are discussed below.

Market based methods

Market based methods estimate a company's fair market value by considering the market price of transactions in its shares or the market value of comparable companies. Market based methods include:

- capitalisation of maintainable earnings
- analysis of a company's recent share trading history
- industry specific methods.

The capitalisation of maintainable earnings method estimates fair market value based on the company's future maintainable earnings and an appropriate earnings multiple. An appropriate earnings multiple is derived from market transactions involving comparable companies. The capitalisation of maintainable earnings method is appropriate where the company's earnings are relatively stable.

The most recent share trading history provides evidence of the fair market value of the shares in a company where they are publicly traded in an informed and liquid market.

Industry specific methods estimate market value using rules of thumb for a particular industry. Generally rules of thumb provide less persuasive evidence of the market value of a company than other valuation methods because they may not account for company specific factors.

Discounted cash flow methods

Discounted cash flow methods estimate market value by discounting a company's future cash flows to a net present value. These methods are appropriate where a projection of future cash flows can be made with a reasonable degree of confidence. Discounted cash flow methods are commonly used to value early stage companies or projects with a finite life.

Asset based methods

Asset based methods estimate the market value of a company's shares based on the realisable value of its identifiable net assets. Asset based methods include:

- orderly realisation of assets method
- liquidation of assets method
- net assets on a going concern basis.

The orderly realisation of assets method estimates fair market value by determining the amount that would be distributed to shareholders, after payment of all liabilities including realisation costs and taxation charges that arise, assuming the company is wound up in an orderly manner.

The liquidation method is similar to the orderly realisation of assets method except the liquidation method assumes the assets are sold in a shorter time frame. Since wind up or liquidation of the company may not be contemplated, these methods in their strictest form may not necessarily be appropriate. The net assets on a going concern basis method estimates the market values of the net assets of a company but does not take account of realisation costs.

These asset based methods ignore the possibility that the company's value could exceed the realisable value of its assets as they ignore the value of intangible assets such as customer lists, management, supply arrangements and goodwill. Asset based methods are appropriate when companies are not profitable, a significant proportion of a company's assets are liquid, or for asset holding companies

Appendix C: Discount rate

The discount rate used to equate the future cash flows to their present value reflects the risk adjusted rate of return demanded by a hypothetical investor for the asset or business being valued.

Selecting an appropriate discount rate is a matter of judgement having regard to relevant available market pricing data and the risks and circumstances specific to the asset or business being valued.

Whilst the discount rate is in practice normally estimated based on a fundamental ground up analysis using one of the available models for estimating the cost of capital (such as the Capital Asset Pricing Model (**CAPM**)), market participants often use less precise methods for determining the cost of capital such as hurdle rates or target internal rates of return and often do not distinguish between investment type or region or vary over economic cycles.

Since our definition of fair market value is premised on the estimated value that a knowledgeable willing buyer would attribute to the asset or business, our selection of an appropriate discount rate needs to consider that buyers incorporate other alternatives to the typical CAPM approach in estimating the cost of capital.

For ungeared cash flows, discount rates are determined based on the cost of an entity's debt and equity weighted by the proportion of debt and equity used. This is commonly referred to as the weighted average cost of capital (WACC).

The WACC can be derived using the following formula:

The components of the formula are:

$$WACC = \left(\frac{E}{V} * K_e \right) + \left(\frac{D}{V} * K_d (1 - t_c) \right)$$

K_e = cost of equity capital

K_d = cost of debt

t_e = corporate tax rate

E/V = proportion of enterprise funded by equity

D/V = proportion of enterprise funded by debt

The adjustment of K_d by (1- t_e) reflects the tax deductibility of interest payments on debt funding. The corporate tax rate has been assumed to be 35%, in line with the US corporate tax rate.

We have calculated a USD denominated WACC as the cash flows in the Models are denominated in USD.

Furthermore, notwithstanding the different risk profiles for GTG and ImmunAid, we have assessed a single WACC range to apply to the cash flows of GTG and ImmunAid, as in our view, the differences in technical and commercial risks between GTG and ImmunAid are adequately reflected in the probability adjustments applied to the cash flows.

Cost of equity capital (K_e)

The cost of equity, K_e, is the rate of return that investors require to make an equity investment in a firm.

We have used the CAPM to estimate the K_e for the companies. CAPM calculates the minimum rate of return that the company must earn on the equity-financed portion of its capital to leave the market price of its shares unchanged. The CAPM is the most widely accepted and used methodology for determining the cost of equity capital.

The cost of equity capital under CAPM is determined using the following formula:

$$K_e = R_f + \beta(R_m - R_f) + a$$

The components of the formula are:

K_e = required return on equity

R_f = the risk free rate of return

R_m = the expected return on the market portfolio

β = beta, the systematic risk of a stock

α = specific company risk premium

Each of the components in the above equation is discussed below.

Risk free rate (R_f)

The risk free rate compensates the investor for the time value of money and the expected inflation rate over the investment period. The frequently adopted US proxy for the risk free rate is the long-term Government bond rate.

In determining R_f we have taken the 5-day average of the 20-year constant maturity US Government bond rate for the five day trading period to 26 February 2014 of 3.41%. The 20-year bond rate is a widely used and accepted benchmark for the risk free rate in the US. This rate represents a nominal rate and thus includes inflation.

Equity market risk premium (EMRP)

The EMRP (R_m – R_f) represents the risk associated with holding a market portfolio of investments, that is, the excess return a shareholder can expect to receive for the uncertainty of investing in equities as opposed to investing in a risk free alternative. The size of the EMRP is dictated by the risk aversion of investors – the lower (higher) an investor's risk aversion, the smaller (larger) the equity risk premium.

The EMRP is not readily observable in the market and therefore represents an estimate based on available data. There are generally two main approaches used to estimate the EMRP, the historical approach and the prospective approach, neither of which is theoretically more correct or without limitations. The former approach relies on historical share market returns relative to the returns on a risk free security; the latter is a forward looking approach which derives an estimated EMRP based on current share market values and assumptions regarding future dividends and growth.

In evaluating the EMRP, we have considered both the historically observed and prospective estimates of EMRP.

Historical approach

The historical approach is applied by comparing the historical returns on equities against the returns on risk free assets such as Government bonds, or in some cases, Treasury bills. The historical EMRP has the benefit of being capable of estimation from reliable data; however, it is possible that historical returns achieved on stocks were different from those that were expected by investors when making investment decisions in the past and thus the use of historical market returns to estimate the EMRP would be inappropriate.

It is also likely that the EMRP is not constant over time as investors' perceptions of the relative riskiness of investing in equities change. Investor perceptions will be influenced by several factors such as current economic conditions, inflation, interest rates and market trends. The historical risk premium assumes the EMRP is unaffected by any variation in these factors in the short to medium term.

Historical estimates are sensitive to the following:

- the time period chosen for measuring the average
- the use of arithmetic or geometric averaging for historical data
- selection of an appropriate benchmark risk free rate
- the impact of franking tax credits
- exclusion or inclusion of extreme observations.

The EMRP is highly sensitive to the different choices associated with the measurement period, risk free rate and averaging approach used and as a result estimates of the EMRP can vary substantially.

We have considered the most recent studies undertaken by Morningstar Inc (Morningstar), ABN AMRO/London Business School and Aswath Damodaran (Damodaran). These studies generally calculate the EMRP to be in the range of 5% to 8%.

Prospective approach

The prospective approach is a forward looking approach that is current, market driven and does not rely on historical information. It attempts to estimate a forward looking premium based on either surveys or an implied premium approach.

The survey approach is based on investors, managers and academics providing their long term expectations of equity returns. Survey evidence suggests that the EMRP is generally expected to be in the range of 6% to 8%.

The implied approach is based on either expected future cash flows or observed bond default spreads and therefore changes over time as share prices, earnings, inflation and interest rates change. The implied premium may be calculated from the market's total capitalisation and the level of expected future earnings and growth.

Selected EMRP

Having considered the various approaches and their limitations, we consider an EMRP of 5.75% to be appropriate.

Beta estimate (β)

Description

The beta coefficient measures the systematic risk or non-diversifiable risk of a company in comparison to the market as a whole. Systematic risk, as separate from specific risk as discussed below, measures the extent to which the return on the business or investment is correlated to market returns. A beta of 1.0 indicates that an equity investor can expect to earn the market return (i.e. the risk free rate plus the EMRP) from this investment (assuming no specific risks). A beta of greater than one indicates greater market related risk than average (and therefore higher required returns), while a beta of less than one indicates less risk than average (and therefore lower required returns).

Betas will primarily be affected by three factors which include:

- the degree of operating leverage employed by the firm in that companies with a relatively high fixed cost base will be more exposed to economic cycles and therefore have higher systematic risk compared to those with a more variable cost base
- the degree of financial leverage employed by a firm in that as additional debt is employed by a firm, equity investors will demand a higher return to compensate for the increased systematic risk associated with higher levels of debt
- correlation of revenues and cash flows to economic cycles, in that companies that are more exposed to economic cycles (such as retailers), will generally have higher levels of systematic risk (i.e. higher betas) relative to companies that are less exposed to economic cycles (such as regulated utilities).

The differences are related to the business risks associated with the industry. For example, the above diagram indicates transportation companies are more correlated to overall market returns with a beta close to 1.0 whereas telecommunications and other infrastructure companies (in particularly those that are regulated) typically have betas lower than 1.0.

The geared or equity beta can be estimated by regressing the returns of the business or investment against the returns of an index representing the market portfolio, over a reasonable time period. However, there are a number of issues that arise in measuring historical betas that can result in differences, sometimes significant, in the betas observed depending on the time period utilised, the benchmark index and the source of the beta estimate. For unlisted companies it is often preferable to have regard to sector averages or a pool of comparable companies rather than any single company's beta estimate due to the above measurement difficulties.

Market evidence

In estimating an appropriate beta for the companies we have considered the betas of listed companies that are comparable to GTG and ImmunAid. These betas, which are presented below, have been calculated based on weekly return, over a two year period and monthly returns over a four year period, compared to a relevant domestic index.

The observed beta is a function of the underlying risk of the cash flows of the company, together with the capital structure and tax position of that company. This is described as the levered beta.

The capital structure and tax position of the entities in the table above may not be the same as those of GTG and ImmunAid. The levered beta is often adjusted for the effect of the capital structure and tax position. This adjusted beta is referred to as the unlevered beta. The unlevered beta is a reflection of the underlying risk of the pre-financing cash flows of the entity.

Table 31: Analysis of betas for listed companies with comparable operations to GTG and ImmunAid

Company name	Enterprise value[1] ($ million)	Gearing (%)	Historical sales ($ million)	Unlevered weekly 2-year beta	Unlevered monthly 4-year beta
Genetic Technologies Limited	38	(9%)	3	n/m	n/m
Australian biotechnology					
Mesoblast Limited	1,665	(15%)	35	1.16	1.04
Sirtex Medical Limited	800	(6%)	100	n/m	0.84
Bionomics Ltd.	285	(7%)	12	n/m	n/m
Benitec Biopharma Limited	153	(1%)	1	n/m	1.42
Tissue Therapies Ltd.	87	(12%)	0	n/m	2.00
Prima Biomed Ltd.	29	(98%)	4	1.51	1.83
Patrys Limited	16	(63%)	1	n/m	1.61
Average		***-29%***		***1.34***	***1.46***
Median		***-12%***		***1.34***	***1.52***
US immunotherapy					
Seattle Genetics Inc.	6,943	(6%)	301	1.38	1.12
ImmunoGen, Inc.	1,458	(14%)	39	1.31	1.64
PDL BioPharma, Inc.	1,371	(1%)	361	0.90	n/m
Dendreon Corp.	985	47%	314	1.18	1.94
Inovio Pharmaceuticals, Inc.	818	(6%)	4	1.65	2.22
Immunomedics Inc.	454	(7%)	5	n/m	0.95
Average		***2%***		***1.28***	***1.57***
Median		***(6%)***		***1.31***	***1.64***
Global molecular diagnostics					
Thermo Fisher Scientific, Inc.	55,321	9%	14,637	0.87	0.88
Becton, Dickinson and Company	26,373	6%	8,574	0.83	0.85
Illumina Inc.	24,942	(1%)	1,599	1.00	n/m
Quest Diagnostics Inc.	12,123	29%	8,004	0.55	0.67
Hologic Inc.	10,988	40%	2,659	0.70	1.05
Qiagen NV	6,286	8%	1,456	0.68	0.70
PerkinElmer Inc.	6,477	13%	2,437	0.98	0.86
Alere Inc.	7,176	54%	3,387	0.56	0.93
Opko Health, Inc.	4,125	1%	45	1.04	0.99
Bio-Rad Laboratories, Inc.	4,082	(3%)	1,993	0.93	1.15
Myriad Genetics Inc.	2,657	(15%)	670	n/m	0.94
Exact Sciences Corporation	990	(15%)	5	1.25	1.12
Meridian Bioscience, Inc.	934	(5%)	202	1.01	1.27
Genomic Health Inc.	833	(14%)	293	1.19	n/m
Nanosphere, Inc.	174	(19%)	6	n/m	2.68
Average		***(15%)***		***0.89***	***1.08***
Median		***(15%)***		***0.93***	***0.94***
Overall minimum		***(98%)***		***0.55***	***0.67***
Overall maximum		***54%***		***1.65***	***2.68***
Overall average		***(4%)***		***1.03***	***1.28***
Overall median		***(6%)***		***1.00***	***1.08***

Notes:

1. *Enterprise value as at 26 February 2014*
2. *n/m denotes calculated beta with an R^2 of below 0.05 which is indicative of limited statistical reliability*

Source: S&P CapitalIQ and Deloitte Corporate Finance analysis

Selected beta

In selecting appropriate betas for GTG and ImmunAid we have considered the following:

- the betas of a number selected comparable companies (including the beta of GTG) have a very low R^2, which is indicative of limited statistical reliability
- none of the observed companies which we consider to be statistically reliable are directly comparable to GTG or ImmunAid as they generally exhibit one or more of the following:
  - offer different products which are at differing stages of development
  - differ in size and diversification
  - operate in different geographies
- observed companies which produce significant revenue tend to have betas at the lower end of the observed range
- Australian biotechnology companies are generally less comparable in terms of product offering but are more comparable in terms of size, diversification and stage of development. The average betas observed for these companies are 1.34 over a two year and 1.46 over a four year period
- the companies considered most comparable to GTG and ImmunAid in terms of product offering are the US immunotherapy companies and the global molecular diagnostics companies. The average betas observed for the US immunotherapy companies are 1.28 over a two year period and 1.57 over a four year period. The average betas observed for the global molecular diagnostics companies are 0.89 over a two year period and 1.08 over a four year period.

Based on the foregoing, we have selected an unlevered beta for GTG and ImmunAid in the range of 1.40 to 1.50.

In selecting this range we have had greater regard to betas calculated over a four year period, as in our opinion, these generally display greater statistical reliability and are more consistent with the longer timeframe for development of the technologies of GTG and ImmunAid.

Specific company risk premium (α)

The specific company risk premium adjusts the cost of equity for company specific factors, including unsystematic risk factors such as:

- company size (which we discuss in detail below)
- depth and quality of management
- reliance on one key individual or a few key members of management
- reliance on key customers
- reliance on key suppliers
- product diversity (limits on potential customers)
- geographic diversity
- labour relations, quality of personnel (union/non-union)
- capital structure, amount of leverage
- existence of contingent liabilities.

The CAPM assumes, amongst other things, that rational investors seek to hold efficient portfolios, that is, portfolios that are fully diversified. One of the major conclusions of the CAPM is that investors do not have regard to specific company risks (often referred to as unsystematic risk).There are several empirical studies that demonstrate that the investment market does not ignore specific company risks. In particular, studies show that:

- on average, smaller companies have higher rates of return than larger companies (often referred to as the size premium)
- on average, early stage companies have higher rates of return than mature companies.

Size premium

The following table summarises the returns for different size categories from 1926 to 2008 for companies on the New York Stock Exchange (NYSE), the American Stock Exchange (AMEX) and the NASDAQ.

Table 32: Evidence of size premium

Decile	Market capitalisation of largest company in group[2] (US $ million)	Summary statistics of annual returns: Arithmetic mean return[3] (%)	Size premium (return in excess of CAPM)[1] (%)
Largest (1st decile)	354,352	10.82	(0.38)
Large (2nd decile)	15,408	12.78	0.78
Mid-cap (3rd – 5th decile)	6,986	13.70	1.14
Low-cap (6th – 8th decile)	1,621	15.16	1.88
Micro-cap (9th – 10th decile)	423	18.04	3.89
Smallest (10th decile)[4]	207	20.56	6.10

Notes:
1. *Size premium was calculated as the difference between the actual return and the return calculated using the CAPM*
2. *Market capitalisation was calculated as at 30 September 2011*
3. *Ibbotson use the 20 year US Treasury coupon bond yield in determining the risk free rate*
4. *Ibbotson provide a further breakdown of the 10th decile, noting that the size premium for the upper half of the 10th decile (decile 10a) was 4.34%, whereas the size premium for the lower half of the 10th decile (decile 10b) was 9.81%. However care must be taken in considering decile 10b due to the volatility of companies in this segment of the market*

Source: Market Results for Stocks, Bonds, Bills, and Inflation 2011 Valuation Yearbook, Ibbotson SBBI

Early stage companies

Both GTG and ImmunAid are early stage businesses. Investors in early stage companies often require higher rates of return than investors in mature companies. Venture capitalists are a common source of equity capital for early stage investments. The Australian Venture Capital Guide provides the following indicative guidelines for their required rate of return.

Table 33: Venture capital required rates of return

Methodology	Required rate of return
Starting a new business	30.0% to 40.0%
Expanding a business, management buy-out (MBO) or management buy-in (MBI)	20.0% to 30.0%

Source: Australian Private Equity and Venture Capital Guide 2010

These rates of return are significantly higher than those required for mature listed companies. The reason that the discount rate required for an early stage company is different to that required for a mature company is because the relationship between business risks, finance risks and the cost of equity changes as a company progresses from an early stage company to a mature company. The relationship between business risk, finance risk and cost of equity is illustrated in the following figure.

Figure 13: Business risks, finance risks and cost of equity



Phase
Funding requirements
Business risk
Finance risk
Cost of equity
Pre-build
Low/Zero
High
High (but low debt)
High
Build
Peak
High
High
Consolidation
Medium
Stabilise
Low
Low
Low
Low

Source: Adapted from The Valuation of Businesses, Shares and Other Equity, 3rd edition, W Lonergan

Selection of specific company risk premium

In determining an appropriate specific company risk premium for GTG and ImmunAid we have had regard to the following:

- the small size of the operations of GTG and ImmunAid
- the uncertainty development of the GTG and ImmunAid technologies. Notwithstanding the probability adjustments made to the cash flows for GTG and ImmunAid to reflect the risks associated with the development of their technologies, there remains a wide dispersion in the possible outcomes, and therefore substantial uncertainty, for the businesses.

Having considered the above we have selected a specific company risk premium of 6.0% for GTG and ImmunAid.

Dividend imputation

Dividends paid by Australian corporations may be franked, unfranked, or partly franked. A franked dividend is one that is paid out of company profits which have borne tax at the company rate, currently 30%. Where the shareholder is an Australian resident individual or complying superannuation fund, it will generally be entitled to a tax credit (called an imputation credit) in respect of the tax paid by the company on the profits out of which the dividend was paid. If the recipient of the dividend is another company, the dividend will give rise to a credit in that company's franking account thereby increasing the potential of the company to pay a franked dividend at a later stage.

We have not adjusted the cost of capital or the projected cashflows for the impact of dividend imputation due to the diverse views as to the value of imputation credits and the appropriate method that should be employed to calculate this value. Determining the value of franking credits requires an understanding of shareholders' personal tax profiles to determine the ability of shareholders to use franking credits to offset personal income. Furthermore, the observed EMRP already includes the value that shareholders ascribe to franking credits in the market as a whole. In our view, the evidence relating to the value that the market ascribes to imputation credits is inconclusive.

Conclusion on cost of equity

Based on the above factors we arrive at a cost of equity, K_e, as follows:

Table 34: Ke applied to valuation of GTG and ImmunAid

Input	Low	High
Risk free rate (%)	3.41%	3.41%
EMRP (%)	5.75%	5.75%
Beta	1.40	1.50
Specific company risk premium (%)	6.0%	6.0%
K_e – calculated	**17.5%**	**18.0%**
K_e – selected	**17.0%**	**18.0%**

Source: Deloitte Corporate Finance analysis

Debt and equity

We have adopted a target debt to enterprise value ratio of nil for the calculation of the WACC for GTG and ImmunAid.

Conclusion on WACC

Based on the foregoing, we have assessed the nominal post-tax WACC for GTG and ImmunAid in the range of 17.0% to 18.0%.

Appendix D: Acuity Technical Expert's Report

Suite 329, 1 Queens Road
Melbourne, Victoria 3004
t +61 3 9863 9110
f +61 3 9863 9109
e acuity@bigpond.com
w acuitytechnology.com.au

acuity
TECHNOLOGY MANAGEMENT

7 March 2014

Ms Nicole Vignaroli
Director
Deloitte Corporate Finance Pty Limited
GPO Box 78
Melbourne, VIC 3001

Dear Sirs

Independent Industry Report – Genetic Technologies Limited and ImmunAid Limited

This report has been prepared at the request of Deloitte Corporate Finance Pty Limited (Deloitte Corporate Finance) for inclusion in an independent expert's report (IER) to be addressed to the Directors of Genetic Technologies Limited (GTG or the Company). We understand that the independent expert's report will be dated on or about 7 March 2014 and will be included in a Statement to be provided to GTG shareholders in relation to the proposed disposal of a substantial asset, being its 45% interest in ImmunAid Limited (ImmunAid) (the Proposed Transaction).

On 18 December 2013, GTG announced it had entered into a binding Share Exchange Agreement with parties associated with Dr Mervyn Jacobson (the Jacobson Entities), whereby the Jacobson Entities will exchange a total of 75,937,500 shares in GTG at an agreed price of $0.08 per share for 4,500,000 shares in ImmunAid owned by GTG at an agreed price of $1.35 per share (the Proposed Exchange Agreement). Subsequent to the Proposed Exchange Agreement, the number of ordinary issued shares in GTG will fall by 12.0%, following the cancellation of the shares exchanged with the Jacobson Entities.

Concurrently, ImmunAid and GTG have executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Proposed Exchange Agreement, grant GTG a total of 2,250,000 options to acquire ordinary shares in ImmunAid (the Proposed Option Agreement). Each option will entitle GTG to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three year from the date on which the options are granted. In consideration for the options granted to GTG by ImmunAid, GTG agrees to pay ImmunAid an option fee of $500,000, of which $362,812 will be satisfied by the forgiveness of outstanding debts currently owed to GTG by ImmunAid. GTG will pay the remaining $137,188 in cash.

Deloitte Corporate Finance has been requested by GTG to prepare an Independent Expert's Report (IER) for GTG advising whether the proposed acquisition of GTG's 45% stake in ImmunAid by the Jacobson Entities, in exchange for 75,937,500 shares in GTG is fair and reasonable to holders of GTG's ordinary shares whose votes are not to be disregarded (Non-Participating Shareholders).

Acuity Technology Management Pty Ltd (Acuity) has been requested by Deloitte Corporate Finance to review the technology, patents, any testing and clinical trial data in relation to products or proposed products, and markets and sales estimates of both GTG and ImmunAid, and to provide financial projections for each entity. These projections will form the basis of a valuation to be undertaken by Deloitte Corporate Finance.

Specifically, Acuity was requested to provide the following:

- Prepare independent financial projections in relation to the various income sources of GTG;
- Prepare independent financial projections in relation to the intellectual property (IP) of ImmunAid;
- Prepare the Technical Expert's Report in relation to GTG and ImmunAid which will be included as an appendix to Deloitte Corporate Finance's IER;
- Provide an assessment of risks for the companies in achieving these projections.

Based on its analysis, Acuity was required to prepare a probability adjusted pre-tax cash flow projection (or series of projections) for GTG and ImmunAid.

The current review is based on discussions with and documents provided by GTG and ImmunAid, online database searches through the internet and subscription services, and Acuity's own experience in financial modelling of drug and clinical diagnostics development programs. Details of specific documents provided under confidentiality are provided at Section 5 of this report. Other, publicly accessible references are footnoted throughout the report.

1. The Business of GTG

GTG is a life sciences company specialising in the provision of genetic testing services listed on the Australian Securities Exchange (ASX) (code GTG). The Company's shares are also traded via American Depository Receipts on the NASDAQ Capital Market (Ticker symbol GENE).

GTG's Melbourne laboratory is accredited by National Association of Testing Authorities, NATA (Australia); Clinical Laboratory Improvement Amendments, CLIA (USA) and International Standards Organisation, ISO (Europe). The Company generates income through the out-licensing of IP, largely related to patents covering the "non-coding" regions of DNA; and the provision of genetic testing services. The Company has a number of wholly owned subsidiaries, a 45% interest in ImmunAid Limited and holds a minority interest in ASX-listed Simavita Limited. GTG offers breast cancer risk testing, a product known as BREVAGen™, through its US subsidiary, Phenogen Sciences, Inc.

GTG's focus has narrowed away from forensic, paternal and canine, and other generalised genetic testing, including the provision of tests on behalf of a third party, to an emphasis on oncology, underpinned by BREVAGen™, a technology deriving from its 2010 acquisition of some of the assets of Perlegen Sciences, Inc. Revenues from services other than BREVAGen™ have progressively declined over the past five years. Royalties and annuities continue to be received and the Company maintains an active assertion program against patent infringers. The patents which underpin this income (namely US Patent No. 5,617,179, expired 2010, and US 5,851,762, expiring 2015) are capable of generating income from infringers retrospectively for a period of up to six years from expiry but such income is likely to be variable and unpredictable.

This report is primarily concerned with GTG's BREVAGen™ and ImmunAid assets and their potential to generate cash flow for the Company in the future. Our opinion to Deloitte Corporate Finance did include financial projections for other GTG assets based largely on extrapolation of revenues over the past four or five years and their opportunity for growth, where it exists.

1.1 BREVAGen™

BREVAGen™ is a DNA-based test that identifies the presence (or absence) of genetic variations in a person's DNA known as Single Nucleotide Polymorphisms, or SNPs. A SNP is a variation at a single site in one's DNA and is the most frequent type of variation in the genome. Each individual has many SNPs mostly of little consequence or currently of no known relevance. However, certain SNPs can be used as markers for genetic diseases including cancer. BREVAGen™ has identified seven SNPs that are commonly associated with breast cancer and identification of these provides insight into a person's susceptibility to the disease, providing a tool to predict if an individual is more, or less, likely to develop the cancer. Each SNP is independently associated with estrogen receptor positive (ER+) sporadic breast cancer. Over 75% of all sporadic breast cancer falls into this category and the SNPs are high frequency/low penetrance alleles found in 25% to 50% of women. Over the coming year, the test will be extended to identify possibly 70 breast cancer-associated SNPs.

As a starting point to quantifying risk the test examines a person's medical history for relevant indicators. These are called clinical risks, which are compared to the general population, from using a Clinical Risk assessment model also known as the Gail Score.

The BREVAGen™ SNP analysis uses a mouth swab from a woman which is sent by her clinician to Phenogen Sciences in North Carolina for dispatch to GTG's Melbourne laboratory where the analysis takes place. The results are coupled with the Clinical Risk assessment to produce a personalised, integrated risk score which quantitates the likelihood of developing breast cancer for the next 5 years and over the subject's lifetime.

The BREVAGen™ analysis does not detect or diagnose disease but provides information on an increased risk of non-familial or sporadic breast cancer, these accounting for the vast majority of all breast cancers. It provides guidance to physicians for monitoring and management of the patients. It enables more accurate selection of patients for MRI screening. By providing a more accurate five-year risk assessment, the test means that those at high risk can receive tamoxifen or raloxifene as recommended by the US Preventative Services Task Force.[1]

Independent research has, on more than one occasion, validated BREVAGen™ as significantly improving the discriminatory value of breast cancer risk assessment relative to a standard method.[2] Cost-effectiveness studies have shown that the use of BREVAGen™ saves healthcare dollars,[3] which is important from a payer perspective. These studies serve to advance the test's commercial prospects.

The SNPs used in the BREVAGen™ test were identified from over 266,000 SNPs in association with extensive genome-wide association studies involving over 50,000 women. The test is currently validated only in Caucasian women of European decent of 35 years of age or older and who have not had breast cancer or a previous diagnosis of lobular carcinoma in situ (LCIS) or ductal carcinoma in situ (DCIS).

In addition to extending the number of breast cancer-associated SNPs identified by BREVAGen™, the Company is undertaking studies to validate its utility in non-Caucasian subjects including Hispano- and Afro-American populations. It is believed that this will increase the number of insurers supporting the test as many are concerned about providing ethno-selective coverage.

BREVAGen™'s market is currently USA and its reimbursement has been, until recently, based on Current Procedural Terminology (CPT) codes. This meant that each step in the collection, testing and data analysis was paid separately by the insurer and that some ill-defined but unifying aspects such as the IP that merges the utility of multiple SNPs were overlooked. The test is now covered under a Miscellaneous Code, effective 1 January 2013, which potentially enables higher reimbursement. It is anticipated that average reimbursement received in respect of closed cases will increase from the current average of between US$500 to $600 to something more like other cancer diagnostic or genetic testing procedures of a thousand dollars or more.

The downside of miscellaneous coverage may be that, at a higher cost, sales decline and possible denials from payers increase. This doesn't appear to have been the case with the number of tests increasing from 417 during the 12 months to 30 June 2012 to 1,548 in 2012/13. The six months to 31 December 2013 saw a total of 2,039 tests delivered. Future revenue growth can be predicated on the inclusion of other ethnicities, extended SNP coverage, improved average selling price (ASP) and insurer support, and an aggressive marketing campaign by GTG in the US with additional sales representatives.

1.2 ImmunAid

ImmunAid Pty Ltd was incorporated in Victoria in March 2001 to research, validate, patent and develop the "ImmunAid technology" which describes methods of leveraging a patient's immune system to potentially improve the efficacy of treatments for a number of diseases, including cancer, autoimmune and degenerative diseases. On 18 January 2013, the Company changed its status to that of a public company and, as a result, its name also changed to ImmunAid Limited.

The ImmunAid technology builds on studies undertaken by Martin Ashdown that found the human immune system oscillates under chronic disease load. This oscillation has been observed across a range of cancer types and other chronic disease conditions, for example HIV infection and multiple sclerosis, and can be elucidated by serial measurements of acute phase inflammatory markers such as C-reactive protein (CRP), other cytokines and antigen markers, and immune cells themselves such as T effector (Teff) and T regulatory cells (Treg). The central

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[1] Medications for Risk Reduction of Primary Breast cancer in Women. U.S. Preventative Services Task Force Recommendations Statement (http://www.uspreventiveservicestaskforce.org/uspstf13/breastcanmeds/breastcanmedsrs.htm#ref10).
[2] Dite GS, et al. Using SNP Genotypes to Improve the Discrimination of a Simple Breast Cancer Risk Prediction Model. Breast Cancer Res Treat 139(3):887, 2013.
[3] Dinh T, *et al.* Cost-effectiveness of Adding Information about Common Risk Alleles to Current Decision Models for Breast cancer Chemoprevention. J Clin Oncol 28:15s, 2010 (suppl; abstr 6042).

hypothesis underlying ImmunAid is that timing the administration of treatment to a prescribed point in a particular patient's immune cycle will increase the efficacy of the treatment for that patient.

Currently, most of the knowledge in tumour immunology is based on single time point measurements used to describe the extent of the disease and the state of immune homeostasis in cancer, for example lactate dehydrogenase and CRP.

The research undertaken as part of the ImmunAid project has discovered the phenomenon of the immune cycle which shows that the immune system switches from active to passive in a continuous and repetitive cycle. In cancer the "off" switch is controlled by Tregs, cells whose role in health is to counter the impact of Teffs but which are often abnormally elevated in cancer disrupting the body's own ability to fight the cancer. The Treg/Teff ratio can be manipulated by the accurate and skilful timing of chemotherapy. It is clear that anti-cancer drugs have variable outcomes and, based on an analysis performed by ImmunAid, only about 7% of late stage disease cases seem to respond effectively with complete remission.

The ImmunAid researchers now postulate that the chemotherapy may have been administered co-incidentally at the optimal time in the immune cycle of those responding patients, and in fact was having a greater effect on the immune system than on the cancer. The company has proposed and patented a method for collecting information on a marker of immune status for a period of time prior to initiation of chemotherapy in a cancer patient and applying a best fit curve, which includes a sinusoid, to the data such that the optimal window for administering the drug can be determined.

An analysis of clinical CRP data on 12 patients collected by the Mayo Clinic (USA) undertaken by ImmunAid recommended a regime of at least 10 serial daily measurements to reliably obtain useful information from the patient.[4] The results suggested the modelling strategy is defensibly robust and works under a wide range of different circumstances. If the sample size is too small then the confidence with which the technique identifies the location of the treatment window will be overstated. The underlying variability of the measurements does affect the ability to fit a suitable curve to the data but efforts should be made to ensure that measurements are made in as uniform a collection of circumstances as is possible.

The study concluded that the use of another biomarker in parallel with CRP could give more reliable prediction results. Other biomarkers might provide improved insight into immune cycling, perhaps of greater relevance to cancer, or might provide a counterpoint to the variability in the CRP measurements.

Although proposed by Ashdown more than a decade ago, initially in relation to treatment of retroviral infection[5] and later for cancer therapy[6], the concept has not been widely adopted by the medical and pharmaceutical communities or validated by independent investigators. Recently, however, collaborators at the Mayo Clinic have acknowledged the ImmunAid strategy and evaluated clinical outcomes of patients with metastatic melanoma when treated at different stages of the cycle as elucidated by CRP cycling.[7] This found that chemotherapy administered at a particular phase of the biorhythm appears to lead to improved clinical outcomes.

Dr Markovic from the Mayo Clinic has reported an immune biorhythm through a longitudinal analysis of time-dependent profiles of 70 different immune variables (42 different cytokines, chemokines, growth factors and 28 immune cell subsets) in 11 patients with metastatic melanoma. Measurement of these immune biomarkers was undertaken before initiation of chemotherapy by fitting serially measured data points to selected mathematical functions. The fluctuation of many immune biomarkers fitted sine/cosine functions with definable periods that were multiples of 3 to 4 days. The best clinical responses to the drug temozolomide (Temodar™, Merck and Co.) were observed in patients who maintained well-synchronized antitumor immune responses and initiated chemotherapy during a unique phase of this cycle. A validation trial of individualized chemotherapy delivery by synchronizing treatment with pre-existing patient-specific biorhythms is currently ongoing. We believe this will be a defining test for the ImmunAid hypothesis.

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[4] Robinson A. GTG: Final Report. March 25, 2009

[5] PCT/AU01/01019, A retroviral immunotherapy, ML Ashdown inventor, ImmunAid Pty Ltd applicant, filed 16 August 2001.

[6] PCT/AU03/00187, Cancer therapy, ML Ashdown inventor, ImmunAiad Pty Ltd applicant, filed 14 February 2003.

[7] Dronca R, *et al.* Personalized Therapy through Synchronization of Chemotherapy with Antitumor Immune Biorhythms. Abstract UPCT 2012. Up Close and Personalized. Florence, Italy. 2-5 February 2012.

The Mayo Clinic has filed its own patent application covering its multi-marker (triangulation) approach and algorithm.[8] This, however, post-dates ImmunAid's patent applications and is not restrictive on the company's freedom to exploit its IP or have a monopoly marketing position.

ImmunAid has conducted minimal research in recent years and does not have a robust plan for moving the technology forward and capitalising on the discovery. Preliminary proof of principle in humans of the treatment strategy has only been presented by Mayo Clinic researchers and this is far from conclusive and a convincing strategy to capitalise on the IP has not been put forward. The slow progress is more a function of a funding shortage than difficulty in proving and commercialising the technology.

1.3 Intellectual Property

The key BREVAGen™ patents on which we have based our financial models, and those determining the horizon for cash flows in a licensed situation are:

- PCT/US2006/045812, *Markers for breast cancer*, D Cox, D Ballinger, B Ponder and D Easton, Perlegen Sciences, Inc. and University of Cambridge applicants, filed 29 November 2006.

The patent describes correlations between polymorphisms and breast cancer and their use in diagnosing, prognosing, and treating breast cancer. The patent has been granted in Australia, Europe and Hong Kong and has yet to grant in the US.

- PCT/AU2010/000675, *Methods for breast cancer risk assessment*, DA Hinds & B Walser inventors, Genetic Technologies Limited applicant, filed 1 June 2010.

The application claims a method of combining clinical risk assessment, the Gail test, and genetic risk assessment to assess the overall risk for a female subject of developing breast cancer. It has yet to be granted in a major jurisdiction.

The following ImmunAid patents are considered of primary importance:

- PCT/AU2003/00187, *Cancer therapy*, ML Ashdown inventor, ImmunAid applicant, filed 14 February 2003, and

- PCT/AU2004/001456. Method of therapy, ML Ashdown inventor, ImmunAid applicant, filed 22 October 2004.

These applications provides methods for treating a cancer patient or a patient with an infectious disease by monitoring the rhythm of immune cells, particularly as may be indicated by blood CRP levels. The treatment aims to increase the number and/or activity of Teff cells directed against the tumour by stimulation with a tumour-associated antigen, while subsequently administering to the patient an agent which inhibits the production of, limits the function of, and/or destroys, regulator cells ("Tregs"), wherein the timing of administration of the agent is selected such that the activity of the effector cells is not significantly reduced. The fluctuations in the levels of CRP, immune cells or other marker, are monitored to determine when the agent is administered, the preferred time being just as the levels of Tregs begin to decrease. The first has been granted only in Australia while the second has been granted in major economies including Europe and the US.

- ImmunAid - PCT/AU2010/000649, *Computer system for treating disease*, ML Ashdown & A Robinson inventors, ImmunAid applicant, filed 27 May 2010.

The claims encompass the analysis of a biomarker which increases or decreases in amount in a subject as a consequence of chronic illness. It provides for a computer-implementable method for determining the preferred time to administer a therapy to treat the disease. The patent has yet to be granted in any country.

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[8] PCT/US2013/046339, Determination of efficient times for chemotherapy delivery, AA Leontovich, *et al.* inventors, Mayo Foundation applicant, filed 18 June 2013.

Other patents have relevance and, as explained below, contribute to the likelihood of achieving some form of market protection for both BREVAGen™ and ImmunAid, but those outlined above are the ones with greatest potential to ensure sound revenues and provide for the longest product sales and/or license protection. Patents have a validity of 20 years from filing date.

2. Markets & Competition

2.1 Genetic Testing

According to a recent report by market analysts, Booz Allen Hamilton, genetic testing is a rapidly growing market.[9] They report, "In 2011, the US genetic and genomic clinical testing market size was estimated to be US$5.9 billion. Given the potential role of genetics in guiding treatment and health behaviours, the economic impact of related care pathways is estimated to be substantially larger. The number of available tests has grown substantially, from 1,680 just 4 years ago, to 2,886 in 2012. However, this 72% increase in the number of tests available has been slow to translate into clinical applications. Though the current clinical applications are still somewhat limited, demand from physicians and patients for testing is growing."

GlobalData estimates that the US market for predictive breast cancer gene testing in 2011 was US$344 million, and is expected to reach US$681 million by 2018. Myriad Genetics, Inc (USA) BRACAnalysis™ accounted for US$340 million of all gene test revenue in 2011 in the US there being no effective competitive tests available at the time.

Breast Cancer Testing

Breast cancer is the most common non-skin cancer in women. According to the National Cancer Institute, 12.4% (1 in 8) women born today will be diagnosed with breast cancer during their lifetime.[10] Between 2005 and 2009, the median age at breast cancer diagnosis was 61 years, and the median age at death from the disease was 68 years. The age-adjusted mortality rate was 23.0 deaths per 100,000 women per year, with higher mortality rates among African American women (31.6 deaths per 100,000 women per year).

At present, mutations within the BRCA1 and BRCA2 genes are the most common identified cause of inherited breast cancer associated with around 20% of breast cancers. The majority of inherited mutations causing breast cancers are unknown. It is not clear if this absence of identified genetic alterations represents a very large number of familial risk factors, individually rarely occurring mutations, or if there are major commonly occurring mutations that have yet to be discovered. It has been estimated that 80% of breast cancer is "sporadic", meaning no strong family history.

GlobalData estimate that 267,000 cases of breast cancer will be diagnosed in the US in 2014 and almost 750,000 in the other major drug markets of France, Germany, UK, Italy, France, Spain, Japan and China.

Although the overall difference in cancer death rates among racial groups is decreasing, the death rate for all cancers combined in 2005 continued to be 33% higher in African American men and 16% higher in African American women than in Caucasian men and women, respectively.[11] It has also been suggested that biology and genetics may explain why African American breast, ovarian and prostate cancer patients tend to die earlier than patients of other races, even with the same medical treatment and living situations. Overall, African American women are diagnosed with breast cancer at a 10% lower rate than Caucasian women, yet African American women are 37% more likely to die from the disease, according to the latest data from American Cancer Society. Additionally, African American women younger than 40 are more likely to develop the disease than white women of the same age. Breast cancer incidence amongst Hispanic women is lower than in other races while American

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[9] Leslie T, *et al.* Market Trends in Genetic Services. Impacting Clinical Care through Better Prediction, Detection, and Care Selection. Booz Allen Hamilton. 2013.
[10] National Cancer Institute. SEER Stat Fact Sheets: Breast. Bethesda, MD: National Cancer Institute; 2012 (http://seer.cancer.gov/statfacts/html/breast.html).
[11] Cancer in our Communities. Fred Hutchinson Cancer Research Centre, Seattle USA (https://www.fhcrc.org/en/events/cancer-in-our-communities/african-americans-and-cancer.html).

Indian and Alaska Native women had the lowest reported rates of breast cancer among all US ethnic groups, however, the rates of death from the disease were higher.

Researchers at the Fred Hutchinson Cancer Research Centre report that breast cancer tumours in African-American women were almost always more aggressive than those from whites, and they are investigating whether genetic factors may be to blame.

BREVAGen™ focuses exclusively on risk for sporadic breast cancer. Women who are BRCA negative (an area where Myriad Genetics earned $460 million for the year to 30 June 2013[12] through the sale of approximately 250,000 tests, with only 2% of those sales occurring outside of the US), with no/limited family history, who may have an elevated clinical risk. As a starting point for estimating the market potential for BREVAGen™, the BRCA tests return a negative result in 80% of cases, around 110,000 women being in the category most likely to utilise the test.

Although there are around 1.8 million mammograms performed in the US each year, only about 53% of women maintain regular mammographic screening.[13] BREVAGen™ is appropriate for women who return a negative breast biopsy result which translates to around 1.3 million each year in the USA.

There is limited, if any, real competition to BREVAGen™. Two companies have marketed products based on SNPs:

- The deCode Genetics (acquired by Amgen, Inc) BreastCancer™, provides an estimate of hereditary breast cancer risk by detecting common 16 SNPS. All of the SNPs are described in the literature. The price of this test is US$1,625;

- InterGenetics (Oklahoma City) markets a breast cancer test based on 22 SNPs, but with no relevant validation.

Both deCODE and InterGenetics have limited sales and marketing presence.

Specific gene testing is, however, a competitive approach to the prediction of breast cancer risk, although not necessarily in direct competition. These products include:

- BRACAnalysis™ (Myriad Genetics) with generic tests now coming on the market;

- BreastNext™ launched in 2012 by Ambry Genetics, Inc ($4,299) considers a range of genes (ATM, BARD1, BRIP1, MRE11A, NBN, RAD50, RAD51C, CHEK2, CDH1, MUTYH, PALB2, PTEN, STK11, TP53) associated with breast cancer risk;

2.2 Indications Targeted by ImmunAid

Although patents and publications support the utility of the ImmunAid IP in many diseases where the immune system is active, such as chronic infection, autoimmune diseases and cancer, the only clinical evaluation has been in metastatic melanoma and with the one drug temozolomide. This, of course, does not mean that its clinical and commercial potential are limited to the one indication and one drug but the onus from a regulatory approvals perspective will be to demonstrate use in other diseases.

There are a number of approaches that the company could adopt to bring the product to market, some of which are explored in Section 3.2. ImmunAid could be validated as an accompaniment to a specific drug's treatment regimen, along similar lines to a companion diagnostic, and be licensed to the drug originator as a means of growing market presence. Merck's Tamodar™ is a good starting point in this context as the drug has recently come off patent and enjoyed sales of US$882 million in 2012 (largely for brain cancer). Any technology that could maintain the product's exclusivity would be well received by the company. The return to ImmunAid would

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[12] Myriad Genetics, Inc. Form 10-k, Annual Report for the fiscal year ended June 30, 2013.
[13] GierischJM, *et al.* Cancer Epidemiol Biomarkers Prev 19:1103, 2010.

be a royalty or split of net benefit from any improved sales resulting from the coupling of immune cycling and treatment algorithm.

Malignant melanoma is diagnosed in approximately 125,700 people in the seven major markets (US, France, Germany, UK, Italy, Spain and Japan), 83,000 in the US, and will increase to 170,000 by 2020 according to DataMonitor. Annual drug sales currently exceed US$1.4 billion.

A second approach is for ImmunAid to develop a portable test that a patient diagnosed with cancer could use to monitor daily CRP levels to ascertain his/her cycle and guide the oncologist in treating the condition. The company could manufacture such a device and benefit from the sale of disposable blood test strips.

The ImmunAid technology also has similar applications in the veterinary area for companion animals and studies are currently underway in Switzerland.

3. Cash Flow Projections for the Technologies

3.1 GTG Non-core Technologies

According to the Company areas such as canine and forensics are no longer core revenue earners. They absorb cash, maintain complexity and distract management. It is likely that the Company will dispose of these activities as BREVAGen™ requires continued investment to realise its potential. Notwithstanding that the licensing revenues could have major upside, they are unpredictable and likely to be variable and, in any event, have a short finite life.

Very few analogies exist for a valuation by comparables or for determining the market potential for BREVAGen™.

3.2 BREVAGen™ Sales & Revenue Projections

Acuity has prepared revenue and expense models for BREVAGen™ to 2030 with the last of current patents expiring in March of that year (PCT/AU2010/000675).

The following assumptions have been used in developing the cash flow model:

- Income derives solely from sales in the USA;

- Revenues of BREVAGen™ are assumed to grow from 6,000 in 2014 at the rate of 100%, 120% (due to broader ethnic suitability and inclusion by US reimbursers as a consequence, and extension to 70 SNPs), 100%, 50%, 25% in 2015, 2016, 2017, 2018 respectively and then declining to record growth of 5% in 2022. The peak level of testing is around 150,000 per annum based on comparison with breast biopsy and sales of other cancer tests. Myriad, for example, reports BRACAnalysis® testing of around 250,000 per year, predominantly in the US, and if 80% of these were BRCA negative, a target market for BREVAGen™, then a readily identifiable starting estimate would be 200,000 tests. Almost two million breast biopsies a year might suggest an upper limit to test numbers;

- The selling price of tests is US$850 but could fall anywhere in the range US$660 to more than $2,000 depending on reimbursement (according to the company's 2013 Annual Report, the cost of Myriad Genetics' BRACAnalysis™ in the US is US$3,340, while its 25 gene myRisk Hereditary Cancer panel will have a list price of US$4,000 to $4,500). In using this price, we note that to date the Company has not sought to increase the maximum out of pocket amount a patient is required to pay for the test. We further note one Ohio medical centre that provides BREVAGen™ at no charge in excess of what the patient's insurer reimburse, generally US$975, and if the insurance company does not pay the full amount, the maximum out of pocket to the patient is US$250 with the same amount charged to patients without insurance.[14]

[14] Tenpenny Integrated Medical Centres (http://tenpennyimc.com/womens-health/brevagen-life-time-breast-cancer-risk).

- Cost of sales for the Company is currently greater than revenues but will decline significantly with greater utilisation. We have assumed the product cost declines from 100% of revenues to 40% after 2016;

- Other revenue is based on linear extrapolation of testing services revenues from US$2.3 million in 2014 to nil in 2018 and a similar decline in animal testing from US$360,000 in 2014 to nil in 2018;

- Licenses, royalties and annuities decline from an estimated US$6.4 million in 2014 to nil in 2019 when many of the relevant patents expire;

- We have extrapolated the Company's current sales, general and marketing (SG&M) costs as per the Company's budgets for 2014 with a decline from 100% of sales in 2015 to 40% in 2017. Similarly, research and development (R&D) is based on 2014 budget increasing at 5% per annum;

- The quantifiable risks included in the models are granting of patents (PCT/AU2010/000675), extension to 70 SNPs, validation in non-Caucasians, and achievement of greater reimbursement.

The model does not include sales in countries other than the US but it is reasonable to expect that acceptance in Europe and other parts of the world could grow to match or exceed use in the US.

3.3 ImmunAid

The ImmunAid hypothesis is unique as, if proven correct, it will create a product that will optimise a patient's treatment on the basis of fitting a mathematical model to daily variations of a serum biomarker. Comparisons may be drawn with products that utilise a proprietary/patented algorithm to diagnose a disease, particularly cancer, or that are used to segregate individuals to improve treatment outcomes.

There are, not surprisingly, very few companies listed on the ASX with a single and/or most advanced candidate at pre-clinical stage or with a recently approved cancer diagnostic test, particularly a test that applies an algorithm/logic to enhance diagnosis.

One Australian publicly listed company, subsequently acquired, which developed a diagnostic product, essentially as a one product company was Cellestis Limited. Cellestis listed on the ASX in early 2001 with a novel blood test for tuberculosis ("TB") that, at the time of listing, required up to a further three years of development and testing before it could be registered for marketing. The potential for TB testing was estimated at about 40 million at peak, with the Cellestis test capturing a percentage of the market, which may be higher than skin cancer or any other form of cancer screening. A high market penetration was based on limited competition, coming essentially from a routine skin test. The company held granted patents.

Cellestis issued new shares for a market capitalisation of AUD$20.5 million post capital raising. Deducting the cash raised its IP was worth, at that stage in the product's development, AUD$11.5 million.

Based on this, somewhat limited, example we would argue a valuation for ImmunAid of no more that the Cellestis initial public offering (IPO) valuation (adjusted for time). The market may be smaller but ImmunAid has longer patent life. There is also less convincing evidence of utility.

International company Microvisk Limited undertook a capital raising in October 2009 which gave the company a £3.5 million (approx. AUD$6.4 million) pre money valuation.[15] Based in the UK, Microvisk was founded in 2004 and is developing a patient-use liquid analytic devices to measure changes in blood viscosity. There are about four million people in the US on warfarin (Coumadin) anticoagulant therapy, and Medicaid now covers home testing. At the time of this press release, Microvisk was reporting that it would receive its CE Mark and US Food and Drug Administration 510(k) (substantial equivalence to an existing product) clearance in late 2010 or early 2011. To reach that point, the company reported a further requirement for £3.5 million which it would raise at a later date. As at January 2014, the company was finalising designs and completing multiple clinical trials, in preparation for

[15] http://www.microvisk.com (accessed 5 February 2014).

the 2014 launch of the CoagMax™ system. This provides an indication of the length of time and costs, as well as a valuation, for a company developing a novel home testing technology.

We consider multiplexed assays to be worthwhile analogies for valuation by comparables because they rely on multiple assays of biomarkers (compared with ImmunAid's serial measurement of the one biomarker) and an algorithm to provide a higher degree of precision to diagnosis and minimise false positives. The business model is essentially the same – provide a service in analysing a cluster of parameters that drive treatment choices.

Australian company, HealthLinx Limited has been developing a multiplexed assay for ovarian cancer for many years and commercial development is taking considerably longer than anticipated. HealthLinx was formed as part of the reverse acquisition of Theros Pty Ltd by Cryptome Pharmaceuticals Limited in February 2006. Following the acquisition, on 9 March 2006, Cryptome Pharmaceuticals Limited ("Cryptome") was renamed HealthLinx. An amount of AUD$2,581,835 was recognised in the 30 June 2010 accounts for intangible assets, or which AUD$630,739 was accorded to capitalised development costs.

The OvPlex™ test as currently configured measures the levels of five proteins in a patient's blood, one of which is routine for cancer detection and monitoring, cancer antigen-125 or CA-125. When measured along with the additional proteins a significant enhancement in diagnostic performance relative to CA-125 alone can be achieved. The multi-marker test measurements are analysed using an algorithm to generate a single OvPlex™ value which represents the likelihood that a woman has ovarian cancer. The product is the subject of patents and continues to be evaluated in clinical trials. The Company's objective in commercialising OvPlex™ is to partner/license technology to major reference laboratories to distribute under Laboratory Developed Tests ("LDT") rules. This means that HealthLinx will allow laboratories to carry out the assays in return for a royalty on each test conducted.

US-based Vermillion, Inc. has a multiplexed ovarian cancer diagnostic approved in the USA, and recorded initial revenues in 2011. Its 2011 balance sheet records net tangible assets of US$21.8 million (with no carried intangible assets), and the company had a market capitalisation of US$59.0 million, thus an IP valuation US$37.2 million or AUD$35.1 at the time. The company had FDA approval for its product and was considerably advanced on ImmunAid. Vermillion's current market capitalisation is US$65.77 million with total assets (no carried IP) of $8.634 million at 31 December 2012. The OVA1™ Blood Test has been approved in the US and India where it is marketed by Quest Diagnostics Inc.

On 4 February 2014, Myriad Genetics, Inc. announced that it has entered into a definitive agreement to acquire Crescendo Bioscience, Inc. for US$270 million cash.[16] Crescendo was founded in 2002 and has received more than US$100 million in venture capital backing and US$25 million from Myriad Genetics in loan financing. Its core product, Vectra™ DA, is a quantitative, protein-based test to routinely assess rheumatoid arthritis (RA) disease activity and provide clinicians with expanded insights to more effectively treat their patients. Crescendo additionally has created novel software products for physicians, including VectraView™ which allows a comprehensive overview of all RA patients' level of disease activity and trends and MyRA™ which is a patient tracking and communications tool. During the quarter ended December 31, 2013, Crescendo tested 27,000 RA patient samples, an increase of 23% over the prior quarter ended September 30, 2013, with a total since launch of over 100,000.

One strategy for ImmunAid is to develop its own device which could be supplied by oncologists or pathology laboratories (most likely) to determine the CRP cycle (or other marker) by taking a blood measurement daily for a ten or more day period. Insulin testing is possibly the best analogy. These products involve a piece of hardware that the diabetic individual buys, usually cheaply, <US$20, and disposable test strips which range in price from US$0.35 to just over $1.00. The many suppliers of these products make their money from the disposable.

The global blood glucose monitoring market was estimated to be worth US$8.9 billion in 2010.[17] The market value has risen from $6.2 billion in 2003 at over 5% per annum. The blood glucose test strips market segment was the largest segment, valued at US$7.9 billion in 2010, and has registered a CAGR of 5.3% since 2003.

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[16] Myriad genetics to Acquire Crescendo Bioscience. Global Wire Feb 4, 2014 (http://investor.myriad.com/releasedetail.cfm?ReleaseID=823235)
[17] Wednesday 22 February 2012, Amsterdam (https://www.asdreports.com/news.asp?pr_id=259)

In 2010, F. Hoffmann-La Roche (Roche) and LifeScan Inc. (LifeScan) lead the global blood glucose monitoring devices market with a combined share of more than 29% and 21% respectively. An Israeli company, Integrity Applications, Inc. has developed a non-invasive blood glucose monitor. In August 2011 the company offered shares that valued the company at US$33.1 million (5,295,543 shares on issue with 1,295,545 on offer for US$6.25). The company had yet to receive EU or FDA approval for its product.

ImmunAid cash flows have been developed such that Deloitte Corporate Finance may provide project valuations using a probability adjusted net present value (PANPV) approach. The preferred methodology for valuing IPR&D is to use expected cash flows arrived at using decision analysis techniques and probability analysis.[18] The resulting cash flows may then be discounted at a rate close to the cost of capital as the risks are deemed to have been dealt with in the probability analysis. Two models have been prepared.

One considers the incremental improvement in cancer (metastatic melanoma) drug sales afforded by use of the ImmunAid test, with the company licensing the test as an approved companion diagnostic in return for a royalty based on the effective sales increment. Companion diagnostics support a drug's sales and regulatory approvals by segregating patients into those who will respond to the drug and those who will not (also those who will have an adverse event and those who won't). They are generally based on biomarkers or genetic markers.

Assumptions in this model are:

- Cash flows are determined to the expiry of patent application WO2013/135781, *Computer system for treating cancer*, with an expiry of 21 March 2033;

- There are other patent applications which have yet to grant in major markets that are relevant to protecting the IP (PCT/AU03/00187, *Cancer Therapy*, and PCT/AU2010/000649, *Methods of treating diseases*) these having earlier expiry dates than WO2013/135781, that when taken as a whole suggest a better than 99% likelihood that there will be protection for the technology;

- We note that the only "confirmatory" study to date has been with Temodar (temozolomide) a product market by Merck and currently not approved for treating metastatic melanoma with US sales of approximately US$423 million in 2012[19] and estimated annual sales of US$656 million in 2014. DataMonitor forecasts that this product will capture 20% of the metastatic melanoma market in the US. This product came off patent in 2013 and represents an attractive complement to the ImmunAid IP as it has the potential to extend Merck's market share against generic versions of the drug;

- In considering market size for the ImmunAid product, we considered the sales of eight other drugs sold into the met melanoma market (Mekanist, Tafiniar, Yervoy, Zelboraf, Abraxane, Cobimetinib, Nivolumab, Labrolizumab) and Temodar based on their estimated 2017 sales (DataMonitor) and estimated an average for a typical melanoma drug of US$270 million. It is assumed that ImmunAid will enter into an arrangement with one company in the first instance licenses;

- The average growth of all of these drugs is estimated to be 6.5% per annum (DataMonitor) and this is the growth we have assumed in the absence of ImmunAid to boost sales;

- Validating clinical trials will require three years, completing late 2016, and costing US$1.5 million (60 patients at US$25,000 each with the number based on those to be recruited by Mayo for its current study). Further funds are included for subsequent studies for additional drugs;

- Licensing income based on incremental growth in drug sales commences in 2017;

- Drug sales are assumed to be enhanced by 20% over and above forecast growth taking four years to reach this level;

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[18] Assets Acquired to be Used in Research and Development Activities. American Institute of Certified Public Accountants, New York, 2013.
[19] Teva Pharmaceuticals and Perigo Company Announce the US launch of Generic Temozolomide. Business Wire 12 August 2013.

- A royalty is payable to ImmunAid on the incremental sales growth of 35% to 50% of net profit or EBIT (an alternative may consider a lower royalty based on total sales).[20, 21] Such a figure assumes that the ImmunAid completes trials at its cost;
- It is assumed that there is a 44% chance that the technology will be validated as an aid to treatment which is roughly the likelihood that an anti-cancer new chemical entity will successfully complete Phase II (41.6%) or Phase III (46.7%) trials.[22] In ImmunAid's case a Phase I, safety, study is unnecessary and a single study in conjunction with an approved drug will be required;
- Expenses are based on a realistic estimate of staff and facilities required for general and administrative costs, and research and development. Additional clinical trial costs are included for validation of two additional drugs with 12 and 24 month delays from the initial product.

The second modelling approach adopted is for ImmunAid to develop a home test that is supplied by pathology laboratories to patients diagnosed with cancer such that they can monitor their CRP levels and the inbuilt algorithm advises the oncologist the most appropriate treatment time in the biomarker's cycle. The product is exclusively licensed to home diagnostics manufacturer/vendor.

The cash flow model is based on the following assumptions:

- The model is based on numbers of individuals, globally, that are diagnosed with metastatic melanoma each year, being 134,000 in 2014 (DataMonitor) with a growth rate of 1.2% per annum. Extension to other cancers, clearly adds significantly to the valuation particularly as many other cancers have higher incidence;
- The number of patients referred by their clinician is 50% due to the fact that use is validated in conjunction with specific drugs, and the cost of testing is US$350 (for hire of device and disposable strips or blood pathway) of which ImmunAid receives US$250. Our comparator are those tests that incorporate an algorithm to examine multiple markers of disease (Vermillion ovarian cancer, Crescendo Bioscience rheumatoid arthritis);
- The development cost for a suitable device is US$350,000 based on advice given to ImmunAid by a company aware of the required development and capable of undertaking the task;
- ImmunAid supplies a manufactured product which is 40% of its selling price;
- Expenses have been determined on our reasonable estimate of the number of staff, facilities and resources will be required;
- Development cost includes clinical trials against three melanoma cancer drugs as previously noted;
- There is an additional risk that a suitable device can be developed and brought to market with appropriate regulatory approvals to which we have assigned a probability.

4. Consideration of Risks

There are significant risks inherent in the development of diagnostic technologies along with a suite of others that are commonly applicable to the pharmaceutical and biotechnology industries, and patenting generally. These have been considered in the preparation of cash flow forecasts. Included amongst the risks are:

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[20] Practical Insights into Today's Challenging Problems. ReCap-Deloitte, Aug 18, 2009.
[21] Global BioPharmaceutical Royalty Rates & Deals Terms Survey. LES USA/Canada in coordination with Licensing Executives Society International (LESI). Dec 2012.
[22] DiMasi. Metrics on Technical Risks, Clinical Development Times, and Approval Times for Cancer Drugs. ASCO/IOM Workshop, Washington DC, Feb 11, 2013.

- In the cases of both BREVAGen™ and ImmunAid key patents have not been granted and sound protection of the products relies on their providing market monopolies. There remains a risk that they may not grant, and the probability has been considered in our assessment of likely cash flows, although our discussions with the companies' patent attorneys provides confidence that they will be granted;

- The development and introduction of a new diagnostic product or procedure is as risky as pharmaceutical development. The ability to demonstrate that a marker or collection of markers is highly predictive of disease and does not return false positives and provides guidelines on treatment of disease, is no different than the uncertainty about whether a drug will provide the desired outcome when given to a patient. Many initial observations don't get validated;

- The requirement for capital, which may not be as high as that needed to bring a new drug to market, remains significant. It needs extensive funding and requires time to validate a diagnostic and obtain marketing approvals. A novel test often requires large numbers of patients for validation and clinical trials are as expensive on a per patient basis as drug trials. There are a number of diagnostic product developers that have required investments of more than US$100 million to bring their innovations to market, including Crescendo Bioscience mentioned above and Genomic Health, Inc. for its 21 gene breast cancer test, Oncotype Dx™;

- Realising appropriate pricing and return on investment is not assured. The diagnostics industry has been built around high volume and low cost tests and it remains the case that many single use tests, including genetic tests, are available and are relatively inexpensive. The process for obtaining a fully comprehensive code for a test involving multiple activities, data sets or multiplexed assays remains uncertain and may require considerable clinically derived data. Achieving recognition for the IP that couples multiple markers or serial measurements of the same marker is often difficult. ImmunAid will be confronted with a similar issue to that currently faced by BREVAGen™, the ability to incorporate the algorithm linking ten or so common low-priced assays as a component of the price structure.;

- Regulatory uncertainly is far higher than in therapeutics. The route to approval for drugs and biologics is well understood and well traversed. Regulatory uncertainty is a systemic risk for diagnostics, particularly those that involve multiple parameter measurements or are linked to a therapeutic, ie. companion diagnostics. CLIA certification is in itself a complex process but for these two products with multiple or serial markers the process can become exacerbated.

5. Information Sources

To assist in the preparation of our report, we were provided with the following documents by GTG and ImmunAid:

- Genetic Technologies Limited Financial Information 2010-2014. Excel spreadsheets prepared by GTG (*GTG Financial Information 2010-2014 (budget).xls*) prepared by the Company and provided to Deloitte Corporate Finance in an email from Ms B Christie and dated 23 January 2014;

- Genetic Technologies Research and Development Budget for year ending 30 June 2014. Excel spreadsheets prepared by GTG (*RD Budget 2014.xls*) prepared by the Company and provided to Deloitte Corporate Finance in an email from Ms B Christie and dated 23 January 2014;

- Distribution Agreement between Genetic Technologies Limited and Phenogen Sciences Inc. (unsigned and undated). Word document prepared by GTG, Document Number 1358614-v4\SYDDMS\AUSJF8 (*Distribution Agreement GTG and PSI FINAL.doc*) prepared by the Company and provided to Deloitte Corporate Finance in an email from Mr T Howitt and dated 29 January 2014;

- GTG Strategic Plan 2013 – 2015. Building a Sustainable and Profitable Genetic technologies. PowerPoint presentation (*Strategic Plan 2013 – 2015 FINAL.ppt*) prepared by the Company and provided to Deloitte Corporate Finance in an email from Mr T Howitt and dated 29 January 2014;

- Summary of ImmunAid Limited Applications/Patents as at 29 November 2013

- ImmunAid Financial Report for the year ended 30 June 2013
- Robinson A. GTG: Final Report. March 25, 2009.

6. Qualifications & Declarations

Acuity is a consultancy firm that advises on R&D and its commercialisation with a particular emphasis on healthcare and biotechnology. Acuity undertakes technology and market assessments of projects and provides advice to the developers of high technology products and processes on intellectual property protection, commercialisation and cash flow forecasting. The author of this report, Dr David Randerson, has over 35 years' experience as a practicing biomedical engineer and research adviser. He has managed commercial and academic research programs, taught science and engineering at tertiary institutes and worked in the medical device and pharmaceutical industries. He has conducted over 300 IP evaluations in the biotechnology field.

The financial modelling prepared for Deloitte Corporate Finance makes certain assumptions in relation to the revenue prospects. The projections prepared by Acuity derive, in part, from information that we have obtained from GTG and ImmunAid, a number of publicly available sources and our own judgement in relation to projections based on this information.

In presenting these figures, we are making no representation that further research and development will be successful, or that market growth and penetration will be realised. We consider that the projections are based on reasonable assumptions with regards to the markets and that, following adjustment for risk, provide a sound basis for the preparation of a valuation.

Neither Acuity nor its principals have any pecuniary interest in GTG or ImmunAid that could be regarded as affecting the ability to provide an unbiased opinion of the matters contained in this report. Acuity will receive a professional fee for the preparation of this report.

This report was submitted in draft form to GTG for comment on factual accuracy prior to finalisation.

Yours Sincerely

D H RANDERSON, PhD
Managing Director

NOTES

Genetic Technologies Limited
60-66 Hanover Street
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